UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR S.A.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
AFIP	Federal Administration of Public Revenue
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CYCSA	Comunicaciones y Consumos S.A.
EASA	Electricidad Argentina S.A.
Edenor S.A	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur S.A	Empresa Distribuidora Sur S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FNEE	National Fund of Electricity
FOCEDE	Fund for Electric Power Distribution Expansion and Consolidation Works
FOTAE	Trust for the Management of Electricity Power Transmission Works
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
LVFVD	Sale Settlements with Maturity Dates to be Determined
MEM	Wholesale Electricity Market
MEyFP	Economy and Public Finance Ministry
MEyM	Energy and Mining Ministry
MMC	Cost Monitoring Mechanism
MPFIPyS	Ministry of Federal Planning, Public Investment and Services
PEN	Federal Executive Power
PEPASA	Petrolera Pampa S.A.
PESA	Pampa Energía S.A.
PISA	Pampa Inversiones S.A.
PUREE	Program for the Rational Use of Electric Power
PYSSA	Préstamos y Servicios S.A.
RTI	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
SEGBA S.A.	Servicios Eléctricos del Gran Buenos Aires S.A.
SIESA	Salta Inversiones Eléctricas S.A.
TERI	Study, Review and Inspection of Works in Public Spaces Fees
VAD	Distribution Added Value
VRD	Debt Securities

3

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

-          of the Articles of Incorporation: August 3, 1992

-          of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Electricidad Argentina S.A. (EASA)

Legal address: 3302 Ortiz de Ocampo, Building 4, City of Buenos Aires

Main business of the parent company:  Investment in Edenor S.A.’s Class “A” shares and rendering of technical advisory, management, sales, technology transfer and other services related to the distribution of electricity.

Interest held by the parent company in capital stock and votes: 51.54%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2015

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 16)

Common, book-entry shares, face value 1 and 1 vote per share

Class A	462,292,111
Class B (1)	442,210,385
Class C (2)	1,952,604
906,455,100

(1)       Includes 9,412,500 treasury shares as of December 31, 2015 and 2014.

(2)      Shares of the Employee Stock Ownership Program that have not been transferred

Edenor S.A.

Statement of Financial Position

as of December 31, 2015 and 2014

(Stated in thousands of pesos)

	Note	12.31.15	12.31.14
ASSETS

Non-current assets
Property , plant and equipment	9	8,885,7 89	6,652,482
Interest in joint v entures	7	433	432
Deferred tax asset	24	50,048	87 ,1 67
Other receiv ables	11	1 53,7 7 7	249,235
Financial assets at fair v alue through profit or loss	13	23,567	-
Total non-current assets		9,113,614	6,989,316

Current assets
Inv entories	14	1 34,867	7 3,97 0
Other receiv ables	11	1 ,07 9,860	250,307
Trade receiv ables	12	963,005	882,949
Financial assets at fair v alue through profit or loss	13	1 ,560,434	254,447
Deriv ativ e financial instruments		1 97	-
Cash and cash equiv alents	15	1 28,952	1 7 9,080
Total current assets		3,867,315	1,640,753
TOTAL ASSETS		12,980,929	8,630,069

Edenor S.A.

Statement of Financial Position

as of December 31, 2015 and 2014 (Continued)

(Stated in thousands of pesos)

	Note	12.31.15	12.31.14
EQUITY
Share capital	16	897 ,043	897 ,043
Adjustment to share capital		397 ,7 1 6	397 ,7 1 6
Additional paid-in capital		3,452	3,452
Treasury stock	16	9,41 2	9,41 2
Adjustment to treasury stock		1 0,347	10,347
Other comprehensiv e loss		(42,253)	(39,862)
Accumulated losses		249,336	(893,1 07 )
TOTAL EQUITY		1,525,053	385,001

LIABILITIES
Non-current liabilities
Trade pay ables	18	224,966	231 ,105
Other pay ables	19	2,391 ,87 8	1 ,644,587
Borrowings	21	2,460,97 5	1 ,598,442
Deferred rev enue	20	1 53,81 6	1 09,089
Salaries and social security pay able	22	80,039	62,858
Benefit plans	23	204,386	1 50,355
Tax liabilities	25	1 ,922	3,1 64
Prov isions	27	259,57 3	1 1 2,095
Total non-current liabilities		5,777,555	3,911,695
Current liabilities
Trade pay ables	18	4,47 5,427	3,299,891
Other pay ables	19	1 51 ,67 4	1 87 ,096
Borrowings	21	48,7 98	33,961
Deriv ativ e financial instruments		-	5,895
Deferred rev enue	20	7 64	7 64
Salaries and social security pay able	22	7 33,131	610,649
Benefit plans	23	28,291	1 0,566
Tax liabilities	25	1 69,7 47	1 60,483
Prov isions	27	7 0,489	24,068
Total current liabilities		5,678,321	4,333,373
TOTAL LIABILITIES		11,455,876	8,245,068

TOTAL LIABILITIES AND EQUITY		12,980,929	8,630,069

The accompanying notes are an integral part of the Financial Statements

Edenor S.A.

Statement of Comprehensive Income (Loss)

for the years ended December 31, 2015 and 2014

(Stated in thousands of pesos)

	Note	12.31.15	12.31.14
Rev enue	28	3,802,1 62	3,598,37 6
Electric power purchases		(2,021 ,981 )	(1 ,87 8,088)
Subtotal		1,780,181	1,720,288
Transmission and distribution expenses	29	(3,1 53,664)	(2,825,062)
Gross loss		(1,373,483)	(1,104,774)

Selling expenses	29	(832,806)	(657 ,909)
Administrativ e expenses	29	(7 06,091 )	(496,7 62)
Other operating expense, net	30	(422,546)	(265,505)
Gain from interest in joint v entures		1	5

Operating loss before higer costs
recognition and SE Resolution 32/15		(3,334,925)	(2,524,945)
Income recognition on account of the RTI - SE
Resolution 32/1 5	2	5,025,1 1 4	-
Higher cost recognition – SE Resolution 250/1 3
and subsequent Notes	2	551 ,498	2,27 1 ,927
Operating profit (loss)		2,241,687	(253,018)

Financial income	31	96,225	235,534
Financial expenses	31	(450,01 6)	(592,01 3)
Other financial results	31	(561 ,7 23)	(324,57 5)
Net financial expense		(915,514)	(681,054)
Profit (Loss) before taxes		1,326,173	(934,072)

Income tax	24	(1 83,7 30)	1 54,356
Profit (Loss) for the year		1,142,443	(779,716)

Edenor S.A.

Statement of Comprehensive Income (Loss)

for the years ended December 31, 2015 and 2014 (Continued)

(Stated in thousands of pesos)

		12.31.15	12.31.14
Other comprehensive income
Items that will not be reclassified to profit or
loss
Results related to benefit plans	23	(3,67 8)	(1 7 ,823)
Tax effect of actuarial income on benefit plans	24	1 ,287	6,238
Total other comprehensive losses		(2,391)	(11,585)

Comprehensive income for the year
attributable to:
Owners of the parent		1 ,1 40,052	(7 91 ,301 )
Non-controlling interests		-	-
Comprehensive income (loss) for the year		1,140,052	(791,301)

Basic and diluted earnings (loss) per share:
Basic and diluted earnings (loss) per share	32	1 .27	(0.87)

The accompanying notes are an integral part of the Financial Statements.

Edenor S.A.

Statement of Changes in Equity

for the years ended December 31, 2015 and 2014

(Stated in thousands of pesos)

				Adjust-
		Adjustment		mentto	Additional	Other
	Share	to share	Treasury	treasu ry	paid-in	comprehesive	Accumulated	Total
	capital	capital	stock	stock	capital	loss	deficit	equity
Balance at December 31, 2013	897,043	397,716	9,412	10,347	3,452	(28,277)	(113,391)	1,176,302
Loss for the y ear	-	-	-	-	-	-	(7 79,716)	(779,716)
Other comprehensive loss for the y ear	-	-	-	-	-	(11,585)	-	(11,585)
Balance at December 31, 2014	897,043	397,716	9,412	10,347	3,452	(39,862)	(893,107)	385,001
Profit for the y ear	-	-	-	-	-	-	1,142,443	1,142,443
Other comprehensive loss for the y ear	-	-	-	-	-	(2,391)	-	(2,391)
Balance at December 31, 2015	897,043	397,716	9,412	10,347	3,452	(42,253)	249,336	1,525,053

The accompanying notes are an integral part of the Financial Statements.

Edenor S.A.

Statement of Cash Flows

for the years ended December 31, 2015 and 2014

(Stated in thousands of pesos)

	Note	12.31.15	12.31.14
Cash flows from operating activities
Profit (Loss) for the y ear		1 ,1 42,443	(7 7 9,7 1 6)
Adjustments to reconcile net (loss) profit to net cash
flows from operating activities:
Depreciation of property , plants and equipments	29	281 ,407	237 ,639
Loss on disposals of property , plants and equipments	9	3,51 3	959
Net accrued interest	31	333,67 4	340,97 0
Exchange differences	31	894,7 7 3	427 ,896
Income tax	24	1 83,7 30	(1 54,356)
Allowance for the impairment of trade and other receiv ables, net		24,084	1 9,692
Adjustment to present v alue of receiv ables	31	(5,387)	(8,1 28)
Prov ision for contingencies	27	226,449	7 5,41 7
Other expenses - FOCEDE	30	59,563	97 ,7 01
Changes in fair v alue of financial assets	31	(323,61 0)	(67 ,591 )
Accrual of benefit plans	23	89,254	51 ,425
Gain from interest in joint v entures		(1)	(5)
Higher cost recognition – SE Resolution 250/1 3 and subsequent	2	(551 ,498)	(2,27 1 ,927 )
Income recognition on account of the RTI - SE Resolution 32/1 5	2	(495,51 6)	-
Net gain from the repurchase of Corporate Bonds	31	-	(44,388)
Income from non-reimbursable customer contributions	30	(7 64)	-
Changes in operating assets and liabilities:
Increase in trade receiv ables		(40,557)	(55,27 6)
Increase in other receiv ables		(347 ,996)	(1 34,7 08)
Increase in inv entories		(60,898)	9,883
Increase in deferred rev enue		45,490	7 6,1 87
Increase (Decrease) in trade pay ables		660,835	(528,353)
Increase in salaries and social security pay able		1 39,663	226,689
Decrease in benefit plans		(21 ,1 7 7 )	(1 1 ,01 7 )
(Decrease) in tax liabilities		(1 40,955)	(28,7 04)
Increase in other pay ables		(62,1 25)	1 62,31 6
Funds obtained from the program for the rational use of electric
power (PUREE) (SE Resolution No. 1 037 /07 )		25,61 2	482,929
Net decrease in prov isions		(32,550)	(33,042)
Subtotal before variations of debts with Cammesa		2,027,456	(1,907,508)
Increase in account pay able and mutuum with Cammesa		1 ,1 89,555	3,455,498
Net cash flows generated by operating activities		3,217,011	1,547,990

Edenor S.A.

Statement of Cash Flows

for the years ended December 31, 2015 and 2014 (Continued)

(Stated in thousands of pesos)

	Note	12.31.15	12.31.14
Cash flows from investing activities
Pay ment of property , plants and equipments		(2,095,532)	(1 ,400,1 40)
Net (pay ment for) collection of purchase / sale of financial assets
at fair v alue		(1 ,01 2,037 )	(64,625)
Collection of receiv ables from sale of subsidiaries - SIESA		4,27 2	2,97 6
Net cash flows used in investing activities		(3,103,297)	(1,461,789)

Cash flows from financing activities
Pay ment of principal on loans	21	-	(424)
Pay ment of interest on loans	21	(1 7 2,923)	(155,251)
Net cash flows used in financing activities		(172,923)	(155,675)

Decrease in cash and cash equivalents		(59,209)	(69,474)

Cash and cash equiv alents at the beginning of y ear	15	17 9,080	243,47 3
Exchange differences in cash and cash equiv alents		9,081	5,081
Decrease in cash and cash equiv alents		(59,209)	(69,47 4)
Cash and cash equivalents at the end of the year	15	128,952	179,080

Supplemental cash flows information
Non-cash activities
Financial costs capitalized in property , plants and equipments	9	(255,932)	(1 23,861 )

Acquisitions of property , plant and equipment through		(1 66,7 63)	(1 44,833)
increased trade pay ables
Increase (Decrease) from offsetting of PUREE-related liability
against receiv ables (SE Resolution 250/1 3, subsequent Notes	2	1 0,61 9	(57 4,01 0)
and SE Resolution 32/1 5)
Increase (Decrease) from offsetting of liability with CAMMESA
for electricity purchases against receiv ables (SE Resolution	2	1 58,081	(2,21 8,424)
250/1 3, subsequent Notes and SE Resolution 32/1 5)
Decrease from offset of other liabilities with CAMMESA for loans
for consumption (Mutuums) granted for higher salary costs (SE	2	(495,51 6)	-
Resolution 32/1 5)
Decrease in financial assets at fair v alue from repurchase of
Corporate Bonds	21	-	91 ,638
Acquisitions of property , plant and equipment through
increased FOTAE debt	34	-	(32,939)

The accompanying notes are an integral part of the Financial Statements.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

1.                   General information

History and development of the Company

Edenor S.A. was organized on July 21, 1992 by Decree No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the Federal Government awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of Edenor S.A. The award as well as the transfer contract were approved on August 24, 1992 by Executive Order No. 1,507/92 of the Federal Government.

On September 1, 1992, EASA took over the operations of EDENOR S.A.

The corporate purpose of EDENOR S.A. is to engage in the distribution and sale of electricity within the concession area. Furthermore, among other activities, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, assign the use of the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR S.A. or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws.

The Company’s economic and financial situation

In fiscal year 2015, the Company recorded positive operating and net results, thus reversing its negative economic and financial situation of the last years. This improvement has been achieved as a consequence of the issuance by the SE on March 13, 2015 of Resolution 32/15, which addresses the need for the adjustment of the economic and financial situation of distribution companies and considers it necessary that urgent and temporary measures should be adopted in order to maintain the normal provision of the public service, object of the concession (Note 2.c.IX).

In spite of the deterioration of the economic and financial equation over the last years as a consequence of the delay in the compliance with certain obligations under the Adjustment Agreement, especially with regard to the  recognition of the semiannual rate adjustments resulting from the MMC, and the carrying out of the RTI, thanks to the adoption of certain measures aimed at mitigating the impact thereof, the Company has been able to not only maintain the quality of the electricity distribution service but also satisfy the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years. In this regard, the Company absorbed the higher costs associated with the provision of the service and complied with the execution of the investment plan and the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety.

In spite of that which has been mentioned in the first paragraph of this Note, as of December 31, 2015 the Company’s negative working capital amounts to $ 1.8 billion, which includes the amount owed to CAMMESA for $ 1.8 billion plus interest accrued as of December 31, 2015, as described in Note 2.c.IX.e, in respect of which the Company submitted a payment proposal based on its available and projected cash flows. Until the date of issuance of these financial statements, no answer from CAMMESA has been received.

Furthermore, on December 16, 2015, the Federal Government issued Executive Order No. 134, which declared the state of emergency in the country’s electricity sector and authorized the MEyM to implement a plan of action for the generation, transmission and distribution of electricity at national level and guarantee the provision of the electricity public service under adequate economic and technical conditions.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

After the closing date of the fiscal year being reported, in January 2016, the MEyM issued, as part of the measures aimed at the restructuring of the electricity sector, Resolutions Nos. 6 and 7 which implemented a new electricity rate system aimed at improving the distribution companies’ revenue in order for them to be able to make investments and carry out network maintenance and expansion works. Additionally, the ENRE was instructed to adjust, on account of the RTI, the VAD in electricity rate schedules and to take all the necessary steps to carry out the RTI before December 31, 2016. This new electricity rate system will protect those sectors that cannot afford the full cost of the service through the creation of a “Social Tariff”, will be accompanied by a program aimed at reducing the consumption of electricity and will provide for the billing of electricity consumption on a monthly basis in order to soften the impact of the increases on customers.

In view of this scenario, the Company Board of Directors is currently assessing the sufficiency of the financial resources granted to cover the costs of the operation, the investment plans and debt service payments, as well as the impact of the different variables that affect the Company’s business, such as behavior of demand, losses, delinquency, service quality and penalties, etc.

Additionally, the Company Board of Directors will continue to take steps to resolve with the Grantor of the Concession and the regulatory agency the issue related to the RTI, which is expected will be concluded in accordance with the provisions of MEyM Resolution 7/16 (Note 2.c.II) in a satisfactory manner with regard to its timing and final form.

Development of the economic context in which the Company operates

On December 17, 2015, the Argentine peso underwent a devaluation of approximately 40% that affected not only the economic context in which the Company operates but also its results in these financial statements.

Such impact resulted in a loss of $ 683.2 million, almost entirely generated by the Company’s net liability exposure to USD, which has been included in the Other financial results line item of the Statement of Comprehensive Income.

At the date of issuance of these financial statements, the devaluation of the Argentine peso increased, as compared to its value at year-end, by approximately 17%. This variation would generate a negative impact of $ 455 million.

Those impacts have been determined without considering the effects of the hedging contracts mentioned in Note 5.1.a).

2.                  Regulatory framework

a.       General

The Company is subject to the regulatory framework provided under Law No. 24,065 and the regulations issued by the ENRE.

The ENRE is empowered to approve and control tariffs, and control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the Concession Agreement.

The Distribution Company’s obligations are, among others, to make the necessary investments and carry out the necessary maintenance works in order to ensure that the quality levels established for the provision of the service in the concession area will be complied with and that electricity supply and availability will be sufficient to meet the demand in due time, securing the sources of supply.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

If the Company repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession. This situation may also occur if after the publication of the electricity rate schedule resulting from the RTI, the Company, the Company shareholders representing at least two thirds of the share capital, and/or the former Company shareholders do not submit their waivers to the rights to claim or abandon the actions filed as a consequence of Law 25,561, which in part depends on the decisions of third parties. At the date of issuance of these financial statements, there have been no events of non-compliance by the Company that could be regarded as included within the scope of this situation.

Furthermore, the Concession Agreement may be rescinded in the event of the Distribution Company undergoing bankruptcy proceedings. Additionally, if the Grantor of the Concession fails to discharge his obligations in such a manner that the Distribution Company is prevented from providing the Service or the Service is severely affected on a permanent basis, the Distribution Company may request, after demanding the regularization of such situation in a term of 90 days, that the agreement be rescinded.

b.       Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each. At the end of each management period, the Class “A” shares representing 51% of the capital stock of Edenor S.A., currently held by EASA, must be offered for sale through a public bidding.  If EASA makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid shall pay EASA the amount of the bid in accordance with the conditions of the public bidding.  The proceeds from the sale of the Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled.

On July 7, 2007 the Official Gazette published ENRE Resolution No. 467/07 pursuant to which the first management period is extended for 5 years to commence as from the date on which the RTI goes into effect, which has not yet occurred. Its original maturity would have taken place on August 31, 2007.

Furthermore, in accordance with the provisions of ENRE Resolution No. 467/07, the commencement of the aforementioned process for the sale of the shares shall take place when the five-year tariff period beginning after the ending of the RTI comes to an end.

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all users who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession.

No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

On January 6, 2002, the PEN passed Law No. 25,561 whereby adjustment clauses in US dollars, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Government, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar.

Furthermore, Law No. 25,561 authorized the PEN to renegotiate public utility contracts taking certain criteria into account.

Additionally, both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2017 by Law No. 27,200 that came into effect on January 1, 2016.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

Moreover, on December 16, 2015, by Executive Order No. 134/2015, the President of Argentina declared the state of emergency in the country’s electricity sector. The declaration of the state of emergency and the measures to be adopted as a consequence thereof, as indicated in Section 2 of the aforementioned Executive Order, will remain in effect until December 31, 2017.

In this regard, the MEyM is instructed to prepare, launch and implement a plan of action for the electricity generation, transmission and distribution segments at national level with the aim of adjusting the quality and safety of the electricity supply and guaranteeing the provision of the electricity public service under adequate economic and technical conditions.

c.     Electricity rate situation

                        I.     Adjustment Agreement entered into between Edenor  and the Federal Government

On September 21, 2005, Edenor S.A. entered into an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations, which was ratified on February 13, 2006.

The Adjustment Agreement provides for the following:

i)                   The implementation of a Temporary Tariff Structure effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the VAD, allocated to certain specified capital expenditures;

ii)                   The requirement that during the term of said temporary tariff structure, dividend payment be subject to the approval of the regulatory authority;

iii)                The establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;

iv)                The suspension of the claims and legal actions filed by the Company and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v)                  The carrying out of a RTI which will result in a new tariff structure that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

vi)                The implementation of a minimum investment plan in the electric network for an amount of $ 178.8 million to be fulfilled by the Company during 2006, plus an additional investment of $ 25.5 million should it be required;

vii)               The adjustment of the penalties imposed by the ENRE that are payable to customers by way of discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s distribution costs as a result of the increases and adjustments granted at each date;

viii)             The waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

The payment term of the penalties imposed by the ENRE, which are described in paragraph vii above, is 180 days after the approval of the RTI in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

Said agreement was ratified by the PEN by means of Executive Order No. 1,957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007.  The aforementioned agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the PEN and the holder of the concession.

Additionally, on February 5, 2007 the Official Gazette published ENRE Resolution No. 51/07 which approves the electricity rate schedule resulting from the Temporary Tariff Structure, applicable to consumption recorded as from February 1, 2007. This document provided for the following:

i)                    A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect, except for the residential tariffs;

ii)                   An additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in the Adjustment Agreement;

iii)                 Implementation of the MMC set forth in the Adjustment Agreement, which for the six-month period commenced November 1, 2005 and ended April 30, 2006, shows a percentage of 8.032%. This percentage would be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

iv)                 Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (paragraphs i) and ii) above) and from May 1, 2006 through January 31, 2007 (paragraph iii) above);

v)                   Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts associated with the MEM, such as the Specific fee payable for the Expansion of the Network, Transportation and Others;

vi)                 Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

Resolution 434/2007 provided, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing the Company and its shareholders to resume the legal actions suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect.

                          II.     Tariff Structure Review

On July 30, 2008, the SE issued Resolution 865/08 which modified Resolution 434/07 and provided that the electricity rate schedule resulting from the RTI would go into effect in February 2009, which, due to the non-compliance therewith, has been resumed as from the issuance of Resolution 7 of the MEyM.

The ENRE began the Tariff Structure Review Process with the issuance of Resolution 467/08. On November 12, 2009, the Company made its revenue request presentation for the new period, which included the grounds and criteria based on which the request was made. As from that moment, the Company made successive and reiterated presentations aimed at ending the aforementioned process as well as obtaining the new electricity rate schedule, filing a Preliminary Administrative Action before the Ministry of Federal Planning, Public Investment and Services in March 2012 and a petition for the immediate resolution thereof in October 2012. In the Company’s opinion, this claim has come to an end due to the issuance of SE Resolution 250/13 dated May 2013.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

Additionally, in June 2013, the Company filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement and compensation for damages due to the non-compliance with the commitments stipulated therein. The complaint was amended so as to extend it in November 2013 (See Note 8.e).

On December 4, 2015, the Company requested the suspension of the procedural time-limits under the terms of section 157 of the Federal Code of Civil and Commercial Procedure, in accordance with the provisions of SE Resolution 32/15, and reiterated the request on February 16, 2016 due to the revocation of SE Resolution 32/15, as indicated below.

By means of MEyM Resolution No. 7/16, SE Resolution 32/15 was repealed and the ENRE was instructed to adopt measures, within its field of competence, to finish the RTI so that the rates resulting therefrom will come into effect before December 31, 2016.

Although in the last years, the Grantor of the Concession adopted palliative measures to allow for the operations to continue, such measures were partial and considered neither all the variables nor the essential elements of the rights and obligations deriving from the Concession Agreement.

In the Company’s opinion, the RTI must include, in addition to the definitive Electricity Rate Schedules, a review of costs, the required quality levels and other rights and obligations that would lead to an updated Concession Agreement, which, in turn, must provide for the definitive treatment to be given to all those issues, about which a decision is still pending, resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted.

These issues include, among other, the following:

i)          The treatment to be given to the remaining balances received for the fulfillment of the Investment plan through the Loans for consumption (Mutuums) granted to cover the insufficiency of the funds deriving from the FOCEDE,

ii)         The conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of Resolution 32/15, for which purpose the Company has submitted a payment plan,

iii)       The treatment to be given to the Penalties and Discounts determined prior and subsequent to the Adjustment Agreement.

The Penalties and Discounts are determined by the ENRE when the Company fails to comply with certain quality parameters stipulated in the Concession Agreement. The non-compliance with those parameters is indirectly caused by the insufficiency of the necessary funds to be allocated to the investments that would allow for the maintenance of the initially agreed-upon quality levels, due to the lack of a timely and proper adjustment of the Electricity Rate Schedule. In the Company’s opinion the generation and accumulation of unpaid balances for this concept are not attributable to the Distribution Company inasmuch as the inaction and discretionary decisions of the Grantor of the Concession in the past have led to the deterioration of the Company’s economic and financial equation, thus preventing it from complying with its basic and elemental obligations for the provision of the public service.

iv)       The establishment, on a mutually agreed basis, of new quality levels and a system of Penalties and Discounts that provides for an adequate transition period for the effective application of the new conditions,

v)         The termination and liquidation of the FOCEDE in order to reach an agreement on the treatment to be given to the obligations assumed by the Fund and the transfer thereof to the trustee and beneficiary.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

                        III.     Electricity rate schedules

The SE issued Resolution 1169/08 which approved the new seasonal reference prices of power and energy in the MEM. Consequently, the ENRE issued Resolution 628/08 which approved the values of the electricity rate schedule to be applied as from October 1, 2008. The aforementioned electricity rate schedule included the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing Federal Government grants to the electricity sector, without increasing the Company’s VAD.

The purpose of the PUREE, created by SE Resolution 415/04, is to work on the demand for electricity, promoting energy savings so as to generate surpluses that may be used by those users, like industries, whose energy needs increase as a consequence of the growth in the level of the economic activity.

As in previous years, SE Resolution 1037/07, ratified by SE Note 1383/08, continued to produce effects. The aforementioned resolution modified the earmarking of the funds resulting from the application of the PUREE, being it possible to deduct therefrom the amounts paid by the Company as Quarterly Adjustment Coefficient (“CAT”) implemented by Section 1 of Law No. 25,957, to calculate the total value of the FNEE.

By means of MEyM Resolutions Nos. 6/16 and 7/16, as from February 1, 2016 the current electricity rate schedule of Distribution companies is readjusted within the framework of the Temporary Tariff Structure, which is not an electricity rate schedule resulting from the RTI process but rather the adaptation of the existing one to the semiannual readjustment that was pending.

                        IV.          Resolution 6/16 – Seasonal reference prices

By means of MEyM Resolution No. 6/2016 the MEM summer quarterly rescheduling relating to the February 1-April 30, 2016 period is carried out.

The seasonal reference prices fixed by the aforementioned resolution are as follow:

-          Power: $ 1,427.60/MW month

-          Energy: $ 773.02/Mwh, $ 768.72/Mwh, $ 763.89/Mwh, in peak hours, other hours and off-peak hours, respectively.

With regard to residential utility customers, who are beneficiaries of the social tariff, the prices are as follow:

-          Monthly consumption of up to 150 Kwh/month. $ 0,00 / Mwh.

-          Monthly consumption exceeding 150 kwh/month:

                                             i.         If it is equal to or lower than the consumption recorded in the same month of 2015, the reference prices will be $ 31.39/Mwh, $ 27.09/Mwh, $ 22.26/Mwh, in peak hours, other hours and off-peak hours, respectively.

                                           ii.         If it is higher the consumption recorded in the same month of 2015, the reference prices will be $ 312.39 /Mwh, $ 317.09/Mwh, $ 312.26/Mwh, in peak hours, other hours and off-peak hours, respectively.

These are the prices which, together with those for power, are to be applied to the respective electricity rate schedules.

                           V.     Resolution 7/16 and its effects

By MEyM Resolution No. 7/2016 the ENRE is instructed to adjust the VAD in electricity rate schedules, on account of the RTI, and to take all the necessary steps to carry out the RTI before December 31, 2016.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

Furthermore, the aforementioned Resolution provided for: (i) the cancellation of the PUREE (Note 2.c.VI); (ii) the revocation of SE Resolution 32/2015 as from the date on which ENRE Resolution that implements the electricity rate schedule comes into effect (Note 2.c.IV and IX); (iii) the suspension until further instruction of all the effects of the loans for consumption (mutuums) agreements entered into by and between the distribution companies and CAMMESA (Note 2.c.VIII); (iv) the implementation of the necessary actions to end the Trusts created by ENRE Resolution 347/2012 (Note 2.c.VII); the restriction on the distribution of dividends in accordance with the provisions of clause 7.4 of the adjustment agreement (Note 17).

                        VI.     PUREE - MMC (Program for the Rational Use of Electric Power - Cost Monitoring Mechanism)

On May 7, 2013, the SE issued SE Resolution 250/13 and subsequent Notes, whereby it:

a)       Authorized the values of the adjustments resulting from the MMC for the period May 2007 through January 2015, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

b)      Assessed the Company’s debt as of December 31, 2015 deriving from the application of the PUREE for the period May 2007 through January 2015.

c)       Authorized the Company to offset until December 2014 the debt indicated in paragraph b) against and up to the amount of the receivables established in paragraph a), including interest, if any, on both amounts.

d)      Instructed CAMMESA to issue LVFVD for the MMC surplus amounts after the offsetting process indicated in paragraph c) has been carried out.

e)      Authorized CAMMESA to receive LVFVD as part payment for the past due debts deriving from the economic transactions of the MEM.

f)        Instructed the Company to assign the credits from the surplus LVFVD, if there were any, after having complied with that established in the preceding paragraph, to the trust created under the terms of ENRE Resolution 347/12 (FOCEDE).

The SE, if deemed timely and suitable, may extend, either totally or partially, the application of the aforementioned resolution and amplifying note pursuant to the information provided by the ENRE and CAMMESA. In this regard, on November 6, 2013, October 9, 2014 and December 18, 2014 it issued SE Notes 6852/13, 4012/14, 486/14 and 1136/14 respectively.

Additionally, and in accordance with sections 8 and 9 of SE Resolution 250/2013 –which recognize the Company’s right to apply to the payment of its debts with the MEM the amount receivable deriving from the MMC for economic transactions, with charge to the Unified Fund– the Company transferred in lieu of payment the trade liability it has with CAMMESA for energy purchases by applying the balance of the MMC receivable recognized by the ENRE, but not offset, in the periods covered by SE Resolution 250 and the extensions thereof.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The impacts of SE Resolution 250/13 and subsequent Notes on the Statement of financial position are summarized below:

	2013	2014	2015	Total
Other receivables
Cost Monitoring Mechanism (1)	2,978,582	2,271,927	1 86,596	5,437,105
Net interest CMM - PUREE	197,510	157,786	(309)	354,987
Other pay ables - Program for the
rational use of electric power	(1,661,105)	(574,010)	1 0,61 9	(2,224,496)
Trade pay ables - CAMMESA	(1,152,266)	(2,218,424)	(1 96,906)	(3,567,596)
LVFVD to be issued	362,721	(362,721)	-	-

Furthermore, in November 2015, the SE issued Notes 2097 and 2157, which ordered the application of the MMC percentages of 6.20% and 9.05% as from May 1 and November 1, 2015, respectively.

As of December 31, 2015, the Company recognized a total of $ 364.9 million for the aforementioned concept.

Pursuant to MEyM Resolution No. 7/16, as from February 1, 2016 the PUREE is cancelled and the Stimulus Plan (a system that rewards energy-saving efforts and results in a reduction of the previously mentioned wholesale electricity Seasonal Price), comes into effect.

                      VII.     ENRE Resolution 347/12

On November 23, 2012, the ENRE issued Resolution 347 pursuant to which distribution companies were authorized, as from the issuance thereof, to include in the bills a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers, to be calculated on a percentage of power charges. Such amounts, which are clearly indicated in the bills sent to customers, constitute a special account, which is managed by a Trust, to be exclusively used for the execution of distribution infrastructure works and corrective maintenance of each distribution company’s facilities. This Trust will be administered by an Implementation Committee comprised of 5 members: 1 from the MEyFP, 2 from the MPFIPyS, 1 from CAMMESA and 1 from the ENRE.

As established in such Resolution, on November 29, 2012, the Company, in its capacity as Trustor, and Nación Fideicomisos S.A., as Trustee, entered into a private Financial and Management Trust Agreement, whereby the Company, as settlor of the trust, agreed to assign and transfer to the Trustee the fixed amounts set forth by Resolution 347 that are effectively collected, which will constitute the trust assets. Such agreement was ratified and approved by the Company Board of Directors on December 11, 2012.

On December 18, 2012, the Company and Nación Fideicomisos S.A., signed the respective Operating Manual, whose purpose is to implement, standardize, and enable the collection and management of the trust assets. On that date, the Company Board of Directors approved the Operating Manual and appointed its attorneys-in-fact to represent the Company before Nación Fideicomisos S.A. in issues related to the Trust and its Operating Manual.

On July 4, 2013, the Company and Nación Fideicomisos S.A. signed an Addendum to the private Financial and Management Trust Agreement entered into by the parties on November 29, 2012.

In the aforementioned Addendum it is agreed that Nación Fideicomisos S.A., in its capacity as trustee, will issue VRD to be offered to the market, in accordance with the public offering system authorized by the CNV, for a nominal value of up to $ 312.5 million. The proceeds will be used to pay the Company’s investment plan.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

On July 4, 2013, VRDs for $ 250 million were issued through a private placement. A subsequent public offering of these debt securities, with the possibility of being paid-in in kind is estimated. The VRD will accrue interest at the Private BADLAR rate plus a spread of 4% and will be amortized in 5 years with increasing installments.

In this regard, said agreement stipulates that payment obligations under the VRD will be solely and exclusively the obligations of Nación Fideicomisos S.A. (to the extent that the trust assets are sufficient) and will not imply in any way whatsoever any guarantee or recourse against the Company, which in no case will be liable for the non-payment, whether total or partial, of any amount owed under the VRD or any other concept contemplated by the Trust Agreement duly signed. Moreover, and in view of the fact that up to now the only income of the trust derives from the Company’s contributions and, also, that the VRD have accrued interest that will have to be paid by the trust assets, the Company has decided to record a provision for an amount equivalent to the trust’s net financial charges, which has been recorded as other payables and charged to other operating expense.

Additionally, on January 3, 2014, by Resolution 3/2014 of the MPFIPyS, it was established that the investments to be made with the FOCEDE funds will be decided by the Management Control and Coordination Undersecretariat, which will provide the necessary instructions for the carrying out of the works and investments under the FOCEDE to the Implementation Committee of the trust created by ENRE Resolution 347/12 as well as to electricity distribution companies Edenor S.A. and Edesur S.A.

By Resolution 266/14 dated January 24, 2014, a technical commission to participate and give advice to the Management Control and Coordination Undersecretariat on technical and economic matters as well as on other issues relating to the investments to be made with the FOCEDE funds was created. This commission will be comprised of one representative of the ENRE, one representative of the SE, one representative of the Public Works Secretariat, both under the authority of the Ministry of Federal Planning, Public Investment and Services. The MEyFP and the National Comptroller’s Office will also be invited to participate.

In this regard, by Resolution No. 2 dated January 29, 2016, the ENRE resolved to discontinue as of January 31, 2016 the current Trust mechanism for the management of the funds resulting from the application of ENRE Resolution No. 347/12, and instructed the Company to open a checking account for the deposit of the funds that will be received as from February 1, 2016 from the application of the fixed amount to afford the investments approved by the ENRE. Additionally, the Company is required to submit to the ENRE a Works Plan, identifying which works of such Plan will be financed with the funds received.

By MEyM Resolution No. 7/2016, the SE is instructed to direct the Execution Committee of the Trusts to discontinue the transfers of resources to the Company, in the name and to the order of the Unified Fund of Law 24,065, as well as to adopt the necessary measures to terminate the Trusts.

At the date of issuance of these financial statements, the Company is taking steps aimed at the termination of the trust and the transfer of the remaining trust assets.

                        VIII.          Loans for consumption (mutuums) and assignments of secured receivables

Due to the delay in obtaining the Tariff Structure Review, which will make it possible to restore the economic and financial equation of the concession, the Company lacks the necessary conditions to come to the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. In order to deal with this situation, the Company has obtained from the Federal Government a series of measures such as the issuance of ENRE Resolution 347/12 (Note 2.c.VII) and SE Resolution 250 (Note 2.c.III), and the granting of loans for consumption (mutuums) to help it cope with its cash needs for specific purposes.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The obligations deriving from this assistance are classified as Other payables and the related costs as financial expenses, due to both the fact that they result from the lack of adjustment of the Electricity Rate Schedule, which depends exclusively on the Federal Government’s resolution, and the fact that such assistance has been granted under these special circumstances. Therefore, such obligations do not constitute financing decisions made by the Company in the ordinary course of business.

As instructed by MEyM Resolution No. 7/16, as from February 1, 2016 CAMMESA shall suspend -until further notice- all the effects of the loans for consumption (mutuums) agreements entered into, as well as the transfers of resources to Distribution companies on behalf and to the order of the FOCEDE. As previously mentioned, the new Works Plan will be exclusively financed with the funds collected from customers.

The loans for consumption (mutuums) granted up to December 31, 2015 are detailed below:

1) Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

Due to the measures adopted by the Ministry of Planning and the fact that the funds of the FOCEDE were insufficient to cover the estimated disbursements under the Investment Plan, the Company has requested of the respective authorities that it be provided with funding assistance, which has been called Extraordinary Investment Plan.

Consequently, on September 26, 2014, the SE, by Resolution 65/14, instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with the Company for a total of $ 500 million to cover the Extraordinary Investment Plan as a consequence of the temporary insufficiency of the revenue deriving from Resolution 347/12, mentioned in caption V of this note. The aforementioned agreement was entered into on September 30, 2014. On December 18, 2014, said agreement was extended, as instructed by the SE to CAMMESA, for an additional amount of $ 159.4 million.

In the current fiscal year, the loan for consumption (mutuum) agreement was extended, as instructed by the SE to CAMMESA, for an additional amount of $ 2.2 billion.

As of December 31, 2015, the debt related to this concept amounts to $ 1.1 billion (comprised of $ 923.6 million principal and $ 176.2 million in accrued interest) which is disclosed in the Other non-current payables account.

Furthermore, as security for the performance of the obligations assumed and the repayment of the funds granted, the Company agreed to assign and transfer in favor of CAMMESA, as from the end of the grace period that the SE will estipulate along with the methodology and terms for the reimbursement of the funds, the amounts receivable which the Company may have with the MEM up to the actual amount of the funds granted. At the date of issuance of these financial statements, the Company does not have any amount receivable with the MEM.

2) Higher salary costs

On June 24, 2014, by Note 4012/14, the SE instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with the Company in order to pay the higher salary costs indicated in Note 5.2. The aforementioned agreement was entered into on July 10, 2014.

                The agreement would be guaranteed by the Company with the assignment of the future surplus LVFVD to be issued, as a result of the application of SE Resolution 250/13, as described in Note 2.c.III. At the date of issuance of these financial statements, the Company does not have any surplus LVFVD.

The aforementioned SE Resolution 32/15 (Note 2.c.IX) resolves that LVFVD be issued in favor of the Company for the amounts generated by the salary increases deriving from the application of Resolution 836/14 of the Ministry of Labor, Employment and Social Security for whose payment the Company received this Loan for consumption (Mutuum); allowing for the offsetting thereof against the outstanding balances for this concept. The LVFVD were issued on July 16, 2015.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

In this regard, the Company made the pertinent recordings, fully canceling the $524.7 million liability for this concept, thus generating a positive result of $ 495.4 million related to the principal received, which is disclosed in the “Recognition of income on account of the RTI – SE Resolution 32/15” line item of the income statement, and a positive result of $ 29.3 million, related to interest accrued, which is disclosed in the “Financial expenses” line item of the income statement.

                             IX.                   SE Resolution 32/15

The SE issued SE Resolution 32/15, whereby it:

a)       Grants a temporary increase in income to Edenor S.A. effective as from February 1, 2015, and on account of the RTI, in order for the Company to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

The additional income will arise from the difference between the “Theoretical electricity rate schedule” included in the resolution and the electricity rate schedule currently applied to each customer category, according to the ENRE’s calculations, which are to be informed to the SE and CAMMESA on a monthly basis. The above-mentioned funds will be contributed by the Federal Government and transferred to the Company by CAMMESA.

b)     Provides that, as from February 1, 2015, the funds related to the PUREE to which SE Resolution 745/05 refers will be regarded as part of the Company’s income on account of the RTI and earmarked to cover the higher costs of the provision of the public service, object of the concession.

c)     Authorizes the Company to offset, until January 31, 2015, the PUREE-related debts against and up to the amount of the MMC established receivables, including interest, if any, on both concepts.

d)     Instructs CAMMESA to issue LVFVD in favor of the Company for the surplus amounts in favor of the Company, resulting from the offsetting process indicated in the preceding paragraph, and for the amounts owed by the Company under the Loans for consumption (Mutuums) granted for higher salary costs.

e)     Instructs CAMMESA to implement a payment plan to be defined with the Company, with the prior approval of the SE, for the settlement of the remaining balances in favor of the MEM.

f)      Provides that the Company will neither distribute dividends nor use the income deriving from that which has been detailed in caption a) to repay loans to financial entities, restructure financial debts, acquire other companies, grant loans, or carry out other transactions that are not strictly related to the payment of its obligations with the MEM, the payment of salaries of the Company’s own or hired personnel or the making of payments to suppliers of goods and/or services related to the provision of the public service of electricity distribution.

g)     Provides that the Company shall observe the provisions of clause 22.1 of the Adjustment Agreement and suspend any administrative claim and/or judicial action it may have brought against the Federal Government, the SE and/or the ENRE in relation to the compliance with clause 4.2 of the Adjustment Agreement and the provisions of the resolution’s clauses.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The impacts of SE Resolution 32/2015 and SE Resolution 250/13 on the Statement of Comprehensive Income are summarized below:

		12.31.15
Other income
Additional increase from the difference between the
electricity rate schedules (February -December/1 5) (1)	a)	3,961 ,37 8
Funds obtained from the program for the rational use of
electric power (PUREE)	b)	568,220
Decrease in loans for consumption (Mutuums) granted
for higher salary costs	d)	495,51 6
Higher cost recognition	c)	551 ,498
Total other income		5,576,612

(1)     As of December 31, 2015, the balance pending collection amounts to $ 650.9 million. At the date of issuance of this financial statement, there no balance pending collection.

As of December 31, 2014 CAMMESA had claims against the Company for net late payment charges and compensatory interest for a total of $ 214 million, which were not recorded by the Company in the framework of IAS 37 provisions, because in its opinion they were not attributable to the Company.

Additionally, and as established by the SE through SE Note No. 1208 dated June 29, 2015, the amounts owed to CAMMESA have been recalculated based on the new adopted criteria.  In that regard, on July 22, 2015, the new owed amounts were agreed upon, and CAMMESA issued the LVFVD established in captions c) and d) and the documents supporting that which had been agreed. The net result of this agreement generated a profit of $ 254.4 million that has been recorded in the “Financial expenses” line item within the Statement of Comprehensive Income.

As from February 1, 2016, by MEyM Resolution No. 7/16, the aforementioned SE Resolution 32/15 was repealed and the application of the new electricity rate schedules came into effect. Additionally, and in relation to that which has been detailed in the preceding caption g) and as indicated in section 14 of SE Resolution 32/15, the Company has requested the suspension of the procedural time-limits, about which no decision has yet been made by the Court.

d.         Framework agreement

On January 10, 1994, the Company, together with EDESUR S.A., the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company is to supply electricity to low-income areas and shantytowns.

On July 22, 2011, the Company, the Federal Government, and the Government of the Province of Buenos Aires entered into an Addendum for the renewal for a term of four years (from January 1, 2011 through December 31, 2014) of the New Framework Agreement that had been signed on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution 248/12 issued by the ENRE and ratified by Resolution 247 of the MPFIPyS.

With regard to the amount receivable the Company has with the Province of Buenos Aires, on October 18, 2012 the Company entered into an Agreement for the Settlement of Non-financial Obligations and Subscription of Buenos Aires Province Government Bonds, pursuant to which the Company agreed to receive an amount of $ 0.3 million in cash and subscribe Series B Bonds for a residual nominal value of $ 6.14 million, as settlement of the debt that as of December 31, 2010 such Province had with the Company for the electric power supplied to low-income areas.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

Due to the fact that at the date of these financial statements the approval of the new Framework Agreement for the period of January 1, 2015 through December 31, 2018 by the Federal Government and the Government of the Province of Buenos Aires is still in process, no revenue for this concept has been recognized in fiscal year 2015

e.        Penalties

                         i.      General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as stipulated in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE will be entitled to apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2015 and 2014, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, related to the control periods elapsed as of those dates. Additionally, the Company has applied the adjustment set forth in the temporary tariff structure as well as the adjustments established by the electricity rate schedules applied during fiscal year 2008 by Resolutions 324/08 and 628/08.

The ENRE Penalties and Discounts included in the Adjustment Agreement are adjusted as stipulated in such agreement.

With regard to the Penalties and Discounts subsequent to the Adjustment Agreement, adjusted in accordance with the temporary tariff structure and the adjustments established by the electricity rate schedules subsequently applied (Resolutions 324/08 and 628/08), as of December 31, 2015 they have been estimated based on the  Company’s estimate of the outcome of the previously described RTI process.

Furthermore, as of December 31, 2015, the Company Management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting the penalties included in the Adjustment Agreement.

                       ii.     Compensation payable to customers

Based on the provisions of ENRE Resolution 1/14, the definitive amount of the compensation payable to customers by way of discounts, as a consequence of the power cuts occurred during the period began on December 16, 2013 and ended on the date on which the service was fully restored, totaled $ 85.7 million.  As of December 31, 2015, an amount of $ 75.9 million of such total has been reimbursed to Customers, based on consumption recorded.

                         iii.     Discounts to customers

The Company began to credit Customer bills issued as from December 22, 2015 for the penalties included in clauses 9.2.1 and 9.2.2 of the Adjustment Agreement, as well as the adjustments thereof (Note 2.c.I.vii), for $ 152.2 million. The Company finished crediting customer bills for these amounts in the first two months of 2016. Additionally, an amount of $ 33.7 million in compensation and adjustments was made available to the customers who as of December 22, 2015 had no active service.

As of December 31, 2015, the liability for this concept amounts to $ 125.8 million, which is disclosed in the Current trade payables account.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

                          iv.     Payment agreements

From May, 2014 through December 31, 2015, the Company entered into three payment plan agreements with the Regulatory Agency pursuant to which it agreed to pay the penalties that had been ratified by the judicial authority for a total of $ 85.7 million, plus interest for $ 84.2 million. As of the December 31, 2015, payment plan agreements Nos. 1 and 2 have been complied with in due time and proper manner. With regard to payment plan agreement No. 3, the outstanding balance amounts to $ 167.3 million, which is disclosed in the ENRE Penalties and Discounts line item of the Other payables account within current and non-current liabilities.

Furthermore, and owing to the setting of fees in favor of ENRE professionals who acted in execution proceedings, the Company entered into two payment agreements for a total of $ 18.7 million, plus interest. As of December 31, 2015, the outstanding balances of principal and interest accrued under payment agreement No. 2 amounted to $ 19.1 million and $ 0.4 million, respectively, which will be paid in 60 installments. The first payment agreement has been complied with in due time and proper manner. They are disclosed in the Other payables account within current and non-current liabilities.

f.         Stabilization factor

By Note 2883 dated May 8, 2012 (reference Resolutions MEyFP 693/11 and MPFIPyS 1900/11), the SE has implemented a mechanism whose objective is to keep the amounts billed to residential customers throughout the year stable, thereby minimizing the effects of the seasonal consumption of electricity.

This methodology applies to all residential customers, regardless of whether or not they receive Government grants on electricity rates, who may opt to adhere to this stabilization system.

Average consumption is determined based on the consumption recorded in the last six two-month periods. The stabilization factor arises from the difference between the aforementioned average consumption and the consumption recorded in the current two-month period. This value will be added to or subtracted from the two-month period charges, and the result obtained will be the amount to be paid before the corresponding taxes. The adjustments that are to be made in accordance with the differences between average consumption and recorded consumption will be reflected in the bill for the last two-month period of each calendar year.

The differences that arise as a consequence of comparing the annual average consumption to the consumption of the current two-month period will be recorded at the end of each period in the trade receivables balance sheet account, crediting or debiting the account, as the case may be, if the annual average consumption is higher or lower than the consumption of the current two-month period.

In this regard, by Note No. 119,098 dated January 18, 2016, the ENRE ordered the withdrawal from the stabilization system of all the users who were included therein, starting with the first bill preparation and issuance to be made in 2016.

g.       Restriction on the transfer of the Company’s common shares

The by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Argentine Business Organizations Law, (ii) the Concession Agreement and (iii) the by-laws.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

In addition, the Class “A” shares will be pledged during the entire term of the concession as collateral to secure the performance of the obligations assumed under the Concession Agreement.

Other restrictions:

•            In connection with the issuance of Corporate Notes, during the term thereof, EASA is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares.

•            In connection with the Adjustment Agreement signed with the Grantor of the Concession and ratified by Executive Order 1957/06, Section ten stipulates that from the signing of the agreement through the end of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

•            In connection with the restructuring of the totality of EASA’s financial debt, if EASA did not comply with its payment obligations under the new debt, its creditors could obtain an attachment order against the Company’s Class A shares held by EASA, and, consequently, the Argentine Government would be entitled, as stipulated in the concession agreement, to foreclose on the pledged shares.

h.       Concession of the use of real property

Pursuant to the Bid Package, SEGBA granted the Company the free use of real property for periods of 3, 5 and 95 years, with or without a purchase option, based on the characteristics of each asset, and the Company would be responsible for the payment of any taxes, charges and contributions levied on such properties and for the taking out of insurance against fire, property damage and third-party liability, to SEGBA’s satisfaction.

The Company may make all kind of improvements to the properties, including new constructions, upon SEGBA’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. SEGBA may terminate the loan for use contract after demanding the performance by the Company of any pending obligation, in certain specified cases set forth in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE).

3.                  Basis of preparation

The financial statements for the year ended December 31, 2015 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, incorporated by the CNV.

The balances as of December 31, 2014, disclosed in these financial statements for comparative purposes, arise from the financial statements as of that date. Certain amounts of the financial statements presented for comparative purposes have been reclassified following the disclosure criteria used for the financial statements for the reporting year.

The financial statements are stated in thousands of Argentine pesos, unless specifically indicated otherwise.

These financial statements were approved for issue by the Company Board of Directors on March 8, 2016.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

4.                  Accounting policies

The main accounting policies used in the preparation of these financial statements are detailed below. These accounting policies have been consistently applied to all the reporting years, unless indicated otherwise.

4.1               Changes in the accounting policies

4.1.1          New standards, amendments and interpretations not effective and not early adopted by the Company

The Company has not early adopted the IFRS or IFRIC detailed below:

-                 IFRS 15 "Revenue from contracts with customers", issued in May 2014, amended in July 2015, and applicable to annual periods beginning on or after January 1, 2018.  It specifies how and when revenue will be recognized, as well as the additional information the Company is required to present in the financial statements. The standard provides a single, principles based five-step model to be applied to all contracts with customers. The Company is currently analyzing the impact. Nevertheless, it estimates that the application of this standard will have no significant impact on the results of its operations or its financial position.

-                 IFRS 9 "Financial instruments", amended in July 2014. It brings together all the phases of the IASB’s project to replace IAS 39 “Financial Instruments: recognition and measurement”. Such phases are classification and measurement, impairment and hedge accounting. This version incorporates a new expected loss impairment model and some minor changes to the classification and measurement of financial assets. The new standard replaces all the previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018. The Company has adopted the first phase of IFRS 9 at the date of transition. With regard to the second and third phases, the Company is currently analyzing the impact thereof.

-          IFRS 16 – “Leases”, issued in January 2016. The International Accounting Standards Board (IASB) published IFRS 16, which replaces the current guidance in IAS 17. IFRS 16 defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration.

Under IFRS 16 lessees have to recognise a lease liability reflecting future lease payments and a ‘right-of-use asset’ for almost all lease contracts.

This is a significant change compared to IAS 17 under which lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 contains an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. The new standard is effective for public companies for periods beginning on or after December 15, 2018. The Company is currently analyzing the impact.

4.2              Property, plant and equipment

Additions have been valued at acquisition cost, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process.

In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or startup of other assets, depending on the purpose pursued with its production, construction, assembly or completion.

Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a separate asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

Finally, and in accordance with the concession agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction as collateral for payment of the purchase and/or installation price.

The residual value and the remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each fiscal year (reporting period).

Land is not depreciated.

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

Construction in process is valued based on the degree of completion and is recorded at cost less any impairment loss, if applicable.  Cost includes expenses attributable to the construction, including capitalized borrowing costs in accordance with IFRS and the Company’s accounting policies, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment which require considerable time until they are in condition to be used. Borrowing costs are no longer capitalized when the asset has been substantially finished or its development has been suspended. These assets begin to be depreciated when they are in economic condition to be used.

Gains and losses from the sale of property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the statement of comprehensive income.

The Company considers three different probability-weighted scenarios and analyzes the recoverability of its long-lived assets as described in Critical accounting estimates and judgments (Note 6.c).

The valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of the end of each year (Note 6.c).

4.3              Interests in joint ventures

The Company has early adopted the application of IFRS 11 as from January 1, 2011, the main concepts of which are as follow:

                                 i.            A joint arrangement takes place among two or more parties when they have joint control: joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

                               ii.            A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Such parties are called joint venturers.

                              iii.            A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The Company accounts for its investment in joint ventures in accordance with the equity method. Under this method, the interest is initially recognized at cost and subsequently adjusted by recognizing the Company’s share in the profit or loss obtained by the joint venture, after acquisition date. The Company recognizes in profit or loss its share of the joint venture’s profit or loss and in other comprehensive income its share of the joint venture’s other comprehensive income.

When the Company carries out transactions in the joint ventures, the income and losses are eliminated in accordance with the percentage interest held by the Company in the jointly controlled entity.

The accounting policies of joint ventures have been modified, if applicable, to ensure consistency with the policies adopted by the Company.

Furthermore, taking into account that the interests in joint ventures are not regarded as significant balances, the disclosure requirements of IFRS 12 have not been made.

4.4              Revenue recognition

a.         Revenue from sales

Revenue is measured at the fair value of the consideration collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity provided by the Company to low-income areas and shantytowns is recognized to the extent that the Framework Agreement has been renewed for the period in which the service was rendered.

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs, and the charges resulting from the application of Resolution 347/12 (Note 2.c.VII).

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, etc.

The aforementioned revenue from operations was recognized when all of the following conditions were met:

1.        the entity transferred to the buyer the significant risks and rewards;

2.       the amount of revenue was measured reliably;

3.       it is probable that the economic benefits associated with the transaction will flow to the entity;

4.       the costs incurred or to be incurred, in respect of the transaction, were measured reliably.

b.         Interest income

Interest income is recognized by applying the effective interest rate method. Interest income is recorded in the accounting on a time basis by reference to the principal amount outstanding and the applicable effective rate.

Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the transaction can be measured reliably.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

4.5               Effects of the changes in foreign currency exchange rates

a.         Functional and presentation currency

The information included in the financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the entity operates. The financial statements are measured in pesos (legal currency in Argentina), which is also the presentation currency.

b.         Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the statement of income, except for the amounts that are capitalized.

The foreign currency exchange rates used are: the bid price for monetary assets, the offer price for monetary liabilities, the average exchange rate at the end of the year for balances with related parties and the specific exchange rate for foreign currency denominated transactions.

4.6              Trade and other receivables

a.          Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each financial year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

The amounts thus determined are net of an allowance for the impairment of receivables. Any debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (tariff 1) customers and 7 working days after due date for medium and large-demand (tariff 2 and 3) customers is considered a delinquent balance. The uncollectibility rate is determined per customer category based on the historical comparison of collections made and delinquent balances of each customer group.

 Additionally, and faced with temporary and/or exceptional situations, the Company Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

b.         Other receivables

Other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

The MMC amounts receivable, as well as the related income, are recognized to the extent that they have been approved by the ENRE and recognized by the SE by means of a Note or Resolution.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

4.7               Inventories

Inventories are valued at the lower of acquisition cost and net realizable value.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered by tax authorities), and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the weighted average cost method.

The Company has classified inventories into current and non-current depending on whether they will be used for maintenance or capital expenditures and on the period in which they are expected to be used. The non-current portion of inventories is disclosed in the “Property, plant and equipment” account.

The valuation of inventories, taken as a whole, does not exceed their recoverable value at the end of each year.

4.8              Financial assets

The Company has adopted phase 1 of IFRS 9 as from the date of transition.

4.8.1         Classification

The Company classifies financial assets into the following categories: those measured at amortized cost and those subsequently measured at fair value. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two conditions described below must be met. All other financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

a.         Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

                            i.            the objective of the Company’s business model is to hold the assets to collect the contractual cash flows; and

                           ii.            the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal.

b.         Financial assets at fair value

If any of the above-detailed conditions is not met, financial assets are measured at fair value through profit or loss.

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in the fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

4.8.2        Recognition and measurement

The regular way purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition thereof.

The gains or losses generated by investments in debt instruments that are subsequently measured at fair value and are not part of a hedging transaction are recognized in profit or loss. Those generated by investments in debt instruments that are subsequently measured at amortized cost and are not part of a hedging transaction are recognized in profit or loss when the financial asset is derecognized or impaired and by means of the amortization process using the effective interest rate method.

The Company subsequently measures all the investments in equity instruments at fair value. When it elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

4.8.3        Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably measured.

Impairment tests may include evidence that the debtors or group of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the statement of income.

4.8.4        Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

4.9              Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date on which the respective contract is signed. Subsequently to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2015 and 2014, the economic impact of these transactions are recorded in the Other financial expense account of the Statement of comprehensive income.

“Derivative financial instruments” have been valued in accordance with the provisions of IFRS 9.

On September 14, 2015, with the aim of hedging the currency risk associated with the payment of the next interest coupon, the Company entered into futures contracts to buy US dollars for a nominal value of USD 11.9 million, at the average rate of exchange of ARS 10.824 per US dollar, expiring in April 2016.

Those contracts are secured for a value of $ 16.5 million, disclosed in the “Other Receivables” account.

As of December 31, 2015, the economic impact of these transactions resulted in a gain of $ 27.2 million, which is recorded in the Other financial results account of the Statement of Comprehensive Income.

4.10           Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

•         Cash and banks in local currency: at nominal value.

•         Cash and banks in foreign currency: at the exchange rates in effect at the end of the year.

•         Time deposits, which include the portion of interest income accrued through the end of the year.

•         Money market funds, which have been valued at the prevailing market price at the end of the year. Those that do not qualify as cash equivalents are disclosed in the Financial assets account at fair value through profit or loss.

4.11            Equity

Changes in this account have been accounted for in accordance with the corresponding legal or statutory regulations and the decisions adopted by the shareholders’ meetings.

a.         Share capital

Share capital represents issued capital, which is comprised of the contributions committed and/or made by the shareholders, represented by shares, including outstanding shares at nominal value.

b.         Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

c.          Other comprehensive loss

Represents recognition, at the end of the year, of the actuarial losses associated with the Company’s employee benefit plans.

d.         Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings are comprised of previous year results that have not been distributed, amounts transferred from other comprehensive income and prior year adjustments due to the application of accounting standards.

4.12           Trade and other payables

a.       Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

b.      Customer guarantees

Customer guarantees are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

In accordance with the Concession Agreement, the Company is allowed to receive customer guarantees in the following cases:

                          i.When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;

                        ii.When service has been suspended more than once in one-year period;

                       iii.When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

                       iv.When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer guarantees from residential tariff customers.

Customer guarantees may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina for each customer category.

When the conditions for which the Company is allowed to receive customer guarantees no longer exist, the customer’s account is credited for the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amounts receivable which the Company has with the customer.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

c.       Customer contributions

Refundable: The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution 215/2012. These contributions are initially recognized as trade payables at fair value with a contra-account in Property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

d.      Other payables

The other liabilities recorded in Other Payables, including the Loans for consumption (Mutuums) with CAMMESA (Note 2.c.VIII), the Payment agreement with the ENRE (Note 2.e).iv) and the advances for the execution of works, are initially recognized at fair value and subsequently measured at amortized cost.

The recorded liabilities for the debts with the FOCEDE (Note 2.c.VI), the debts with the FOTAE, the penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.e), the PUREE-related debts, and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the date of these financial statements.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto and are based on the Company’s estimate of the outcome of the RTI process described in Note 2, whereas the balances of the loans for consumption (mutuums) are adjusted by a rate equivalent to the monthly average yield obtained by CAMMESA from its short-term investments.

4.13           Borrowings

Borrowings are initially recognized at fair value, net of direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

4.14           Deferred revenue

Non-refundable customer contributions: The Company receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements. In accordance with IFRIC 18, the assets received are recognized by the Company as Property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•       Customer connection to the network: revenue is accrued until such connection is completed;

•       Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

4.15            Employee benefits

Benefit plans

The Company operates various benefit plans. Usually, benefit plans establish the amount of the benefit the employee will receive at the time of retirement, generally based on one or more factors such as age, years of service and salary.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The liability recognized in the statement of financial position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for past service costs and actuarial gains or losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected unit credit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. The benefit plans are not funded.

The group’s accounting policy for benefit plans is as follow:

a.       Past service costs are recognized immediately in profit or loss, unless the changes to the benefit plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

b.      Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income in the period in which they arise.

4.16           Income tax and tax on minimum presumed income

a.       Deferred income tax

The income tax is recognized in profit or loss, other comprehensive income or in equity depending on the items from which it originates.

The deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the statement of financial position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability other than in a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

The deferred tax is determined using the tax rate that is in effect at the date of the financial statements and is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity. Deferred tax assets and liabilities are stated at their undiscounted value.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

b.      Tax on minimum presumed income

The Company determines the tax on minimum presumed income by applying the current rate of 1% on its taxable assets at year-end. The tax on minimum presumed income and the income tax complement each other. The Company’s tax obligation for each year will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess may be computed as a payment on account of any excess of income tax that may arise in any of the ten subsequent fiscal years.

Minimum presumed income tax assets and liabilities have not been discounted.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The Company has recognized the minimum presumed income tax accrued in the year and paid in previous years as a receivable, as it estimates that in future fiscal years it may be computed as a payment on account of the income tax.

4.17            Assignments of use

The assignments of use in which a significant portion of the risks and rewards of ownership is retained by the assignor are classified as operating. At present, the Company only has assignment of use contracts that are classified as operating.

a.     As assignee

The payments with respect to operating assignments of use are recognized as operating expenses in the statement of comprehensive income on a straight-line basis throughout the term of the assignment.

b.    As assignor

The assignments of use in which the Company does not transfer substantially all the risks and rewards of the ownership of the asset are classified as operating assignments of use.

The collections with respect to operating assignments of use are recognized as income in the statement of comprehensive income on a straight-line basis throughout the term of the assignment.

4.18           Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

The amount recognized as provisions was the best estimate of the expenditure required to settle the present obligation, at the end of the reporting year, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of the Company legal advisors has been taken into account.

4.19           Balances with related parties

Receivables and payables with related parties are initially recognized at fair value and subsequently measured at amortized cost in accordance with the terms agreed upon by the parties involved.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

4.20          Higher costs recognition

The recognition of higher costs (Note 2.c.VI) not transferred to the tariff, as well as the recognition established by SE Resolution 32/15 fall within the scope of IAS 20 inasmuch as they imply a compensation to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

Their recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with, i.e. provision of the service in the case of the recognition established in SE Resolution 32/15, and the ENRE’s approval and the SE’s recognition, by means of a Note or Resolution, in the case of the recognition of higher costs (Note 2.c.VI).

As for the income deriving from the funds to which SE Resolution No. 745/05 (Note 2.c.VI) refers, it is recognized on the basis of amounts billed.

Such concepts have been disclosed in the “Recognition of income on account of the RTI – Resolution 32/15” and “Higher Costs Recognition - SE Resolution 250/13 and subsequent Notes” line items of the Statement of Comprehensive Income as of December 31, 2015 and 2014, recognizing the related tax effects. There have been no unfulfilled conditions or any other related contingencies.

5.                   Financial risk management

5.1               Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company uses derivative instruments to hedge exposure to certain risks whenever it deems appropriate in accordance with its internal risk management policy.

Risk management is controlled by the Finance and Control Department, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they can reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

a.              Market risks

                              i.               Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial liabilities is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk trying to enter into currency futures. Nevertheless, at the date of issuance of these financial statements, it has not been able to hedge its exposure to the US dollar under such terms as it may consider viable.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations. The exchange rates used as of December 31, 2015 and 2014 are $ 13.04 and $ 8.56 per USD, respectively.

As of December 31, 2015 and 2014, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.2015	Total 12.31.2014
ASSETS
NON-CURRENT ASSETS
Other receiv ables	USD	-	12.940	-	2,807

TOTAL NON-CURRENT ASSETS		-		-	2,807
CURRENT ASSETS
Other receiv ables	USD	865	12.940	1 1,1 93	-

Financial assets at fair v alue through			12.940
profit or loss	USD	-		-	26,002
Cash and cash equiv alents	USD	820	12.940	1 0,607	6,392
	EUR	13	14.068	181	148
TOTAL CURRENT ASSETS		1,698		21,981	32,542
TOTAL ASSETS		1,698		21,981	35,349

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	17 9,532	13.040	2,341 ,098	1,598,442
Related parties	USD	9,193	13.040	11 9,87 7	-

TOTAL NON-CURRENT LIABILITIES		188,725		2,460,975	1,598,442
CURRENT LIABILITIES
Trade pay ables	USD	14,256	13.040	185,900	7 6,502
	EUR	849	14.210	1 2,063	20,053
	CHF	30	13.084	397	262
	NOK	68	1 .488	101	7 9
Borrowings	USD	3,580	13.040	46,688	33,961
Related parties	USD	162	13.040	2,11 0	-
TOTAL CURRENT LIABILITIES		18,945		247,259	130,857
TOTAL LIABILITIES		207,670		2,708,234	1,729,299

(1)      The Exchange rates used are those of Banco Nación in effect as of December 31, 2015 for US Dollars (USD), Euros (EUR), Swiss Francs (CHF) and Norwegian Krones (NOK).

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.15	12.31.14
Net position Assets/(Liabilities)
US dollar	(2,67 3,87 3)	(1,67 3,7 04)
Euro	(1 1 ,882)	(1 9,905)
Norwegian krone	(1 01)	(7 9)
Swiss franc	(397)	(262)
Total	(2,686,253)	(1,693,950)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all the other variables remaining constant, would give rise to the following decrease in the results of operations for the year:

	12.31.15	12.31.14
Net position Assets/(Liabilities)
US dollar	(267 ,387 )	(167 ,37 0)
Euro	(1 ,188)	(1 ,991 )
Norwegian krone	(1 0)	(8)
Swiss franc	(40)	(26)
Decrease in the results of operations	(268,625)	(169,395)

                             ii.               Price risk

The Company’s investments in listed equity instruments are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net Asset/Liability position, the Company is not significantly exposed to the referred to instruments price risk.

Furthermore, the Company is not exposed to the commodities price risk.

                           iii.               Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2015 and 2014 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the higher percentage of its indebtedness in instruments that accrue interest at fixed rates.

The Company analyzes its exposure to interest rate risk in a dynamic manner. Several scenarios are simulated taking into account the positions with respect to refinancing, renewal of current positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on profit or loss of a specific change in interest rates. In each simulation, the same interest rate fluctuation is used for all the currencies. Scenarios are only simulated for liabilities that represent the most relevant interest-bearing positions.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	12.31.15	12.31.14
Fixed rate:
Argentine peso	-	-
US dollar	2,509,7 7 3	1 ,632,403
Subtotal loans at fixed rates	2,509,773	1,632,403

Due to the fact that the totality of the loans accrue interest at a fixed rate, and, also, that none of the Company’s indebtedness is valued at fair value, there is no interest rate sensitivity impact.

b.             Credit risk

Credit risk is the risk of a financial loss as a consequence of a counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating (particularly from its commercial receivables) and financial activities, including deposits in financial entities and other instruments.

Credit risk arises from cash and cash equivalents, deposits with banks and financial entities and derivative financial instruments, as well as from credit exposure to customers, included in outstanding balances of accounts receivable and committed transactions.

With regard to banks and financial entities, only those with high credit quality are accepted.

With regard to customers, if no independent credit risk ratings are available, the Finance Department evaluates the customers’ credit quality, past experience and other factors.

Individual credit limits are established in accordance with the limits set by the Company CEO, on the basis of the internal or external ratings approved by the Finance and Control Department.

At each year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2015 and 2014, delinquent trade receivables totaled approximately $ 209.3 million and $ 229.3 million, respectively.  As of December 31, 2015 and 2014, the financial statements included allowances for $ 79.3 million and $ 84.6 million, respectively. The inability to collect the accounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption that remain unpaid 13 and 7 working days after the bills’ due dates for small-demand (tariff 1) and medium and large-demand (tariff 2 and 3) customers, respectively are considered delinquent trade receivables. Additionally, the amounts related to the Framework Agreement are not considered within delinquent balances.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the financial statements, after deducting the corresponding allowances.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

c.              Liquidity risk

The Company monitors the risk of a deficit in cash flows on a periodical basis. The Finance Department supervises the updated projections of the Company’s liquidity requirements in order to ensure that there is enough cash to meet its operational needs, permanently maintaining sufficient margin for undrawn credit lines so that the Company does not fail to comply with the indebtedness limits or covenants, if applicable, of any line of credit. Such projections give consideration to the Company’s debt financing plans, compliance with covenants, with internal balance sheet financial ratios objectives and, if applicable, with external regulations and legal requirements, such as, restrictions on the use of foreign currency.

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in Money Market Funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2015 and 2014, the Company’s current financial assets at fair value amount to $ 1.6 billion and $ 254.4 million, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

The table below includes an analysis of the Company’s non-derivative financial assets and liabilities and derivative financial instruments, which have been classified into maturity groupings based on the remaining period between the closing date of the fiscal year and the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 3	From 3	From 1 to 2	From 2 to 5	More than 5	Total
As of December 31, 2015
Trade and other pay ables	4,322,334	304,7 7 1	134,943	90,023	-	4,852,07 1
Borrowings	-	256,959	439,325	7 10,250	2,655,238	4,061,7 7 2
Total	4,322,334	561,730	574,268	800,273	2,655,238	8,913,843

As of December 31, 2014
Trade and other pay ables	3,27 8,287	120,587	129,233	207 ,515	-	3,7 35,622
Borrowings	-	102,202	102,202	406,31 5	1,7 7 5,152	2,385,87 1
Deriv ativ e financial instruments	-	5,895	-	-	-	5,895
Total	3,278,287	228,684	231,435	613,830	1,775,152	6,127,388

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

5.2              Concentration risk factors

a.       Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2015 and 2014. The collectibility of trade receivables balances related to the Framework Agreement, which amount to $ 73.1 million and $ 75.8 million as of December 31, 2015 and 2014, respectively, as disclosed in Note 2 (Framework Agreement), is subject to compliance with the terms of such agreement.

b.      Related to employees who are union members

On June 8, 2015, an agreement was entered into by the Ministry of Labor, Employment and Social Security, EDESUR S.A., the Sindicato de Luz y Fuerza Capital Federal (Electric Light and Power Labor Union), the Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies) and the Company, pursuant to which the following was established:

•           A salary increase, until April 30, 2016, of 16% from May 1, 2015 and of a non-cumulative 11.8% from September 1, 2015.

•           An 11.9% increase, for the period May-October 2016, to be calculated on the salaries of April 2016.

•           The aforementioned Resolution applies also to the contractors whose employees are included in the collective bargaining agreements of the above-mentioned union/association

5.3              Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity attributable to the owners as shown in the statement of financial position plus net debt.

As of December 31, 2015 and 2014, gearing ratios were as follow:

	12.31.15	12.31.14
Total liabilities	1 1,455,87 6	8,245,068
Less: cash and cash equiv alents	(1 28,952)	(1 7 9,080)
Net debt	1 1,326,924	8,065,988
Total Equity	1 ,525,053	385,001
Total capital attributable to owners	1 2,851 ,97 7	8,450,989
Gearing ratio	88.13%	95.44%

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

5.4              Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

•         Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•         Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from the prices).

•         Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets measured at fair value as of December 31, 2015 and 2014:

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At December 31, 2015
Assets

Cash and cash equivalents
Money market funds	93,488	-	-	93,488
Financial assets at fair value through profit
or loss:
Gov ernment bonds	37 0,1 61	-	-	37 0,1 61
Money market funds	1 ,21 3,840	-	-	1 ,21 3,840
Deriv ativ e financial instruments	-	1 97	-	197
Total assets	1,677,489	197	-	1,677,686

At December 31, 2014
Assets
Cash and cash equivalents
Money market funds	1 35,537	-	-	1 35,537
Financial assets at fair value through profit
or loss:
Gov ernment bonds	21 ,1 50	-	-	21 ,1 50
Money market funds	233,297	-	-	233,297
Total assets	389,984	-	-	389,984

Liabilities
Deriv ativ e financial instruments	-	5,895	-	5,895
Total liabilities	-	5,895	-	5,895

The value of the financial instruments negotiated in active markets is based on the market quoted prices on the date of the statement of financial position. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2. These derivative financial instruments arise from the variation between the market prices at year-end or sale thereof and the time of negotiation. The market value used is obtained from the “Report on US Dollar futures – ROFEX” issued by Banco Finansur.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3. There are no financial instruments that are to be included in level 3.

6.                  Critical accounting estimates and judgments

The preparation of the financial statements requires the Company management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these financial statements.

The estimates that have a significant risk of causing adjustments to the carrying amounts of assets and liabilities within the next fiscal year are detailed below:

a.        Allowances for the impairment of receivables

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (tariff 1) customers and 7 working days after due date for medium and large-demand (tariff 2 and 3) customers. The Company Management records an allowance applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

b.       Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. We consider our accounting policy for the recognition of estimated revenue critical because it depends on the amount of electricity effectively delivered to customers which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

c.        Impairment of long-lived assets

Long-lived assets are tested for impairment at the lowest disaggregation level at which independent cash flows can be identified (cash generating units, or CGU).

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

Recoverability analysis

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of assets, which is measured as the higher of value in use and fair value less costs to sell at the end of the year, may be impaired.

Due to the implementation of ENRE Resolution No. 1/16, which established an increase in income as from February 1, the projections concerning the recoverability of property, plant and equipment made by the Company, have been updated.

The value in use is determined based on projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets considered.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and/or cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred; (iv) investment needs in accordance with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The future increase in electricity rates used by the Company to assess the recoverability of its long-lived assets as of December 31, 2015  is based on the rights to which the Company is entitled, as stipulated in the Concession Agreement and the agreements described in Note 2 to these financial statements. Furthermore, the actions taken to maintain and guarantee the provision of the public service, the presentations made before regulatory authorities, the status quo of the discussions that are being held with government representatives, the announcements made by government officials concerning possible changes in the sector’s revenues to restore the economic and financial equation, and certain adopted measures, such as those described in Notes 2.c.III, V and VI to these financial statements, have also been considered. The Company Management estimates that it is reasonable to expect that new increases in revenues will be obtained as from 2017 as a result of the carrying out during 2016 of the RTI.

The Company has made its projections under the assumption that it will obtain better electricity rates, in addition to the adjustments on account of the VAD provided for by Resolution 7/2016. However, due to the complexity of the RTI process the Company Management may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated at the date of preparation of these financial statements.

In order to contemplate the estimation risk contained in the projections of the aforementioned variables, the Company has considered three different probability-weighted scenarios. Although in all of them it is estimated that the Company will succeed in reaching an acceptable agreement with the Government resulting in a gradual tariff increase, the Company has considered different timing and magnitude of an increase in the VAD (Distribution Added Value).

The scenarios that have been considered are the following:

a) Scenario called Pessimistic scenario: in this scenario, the Company assumes modest electricity rate increases as from 2017 as a result of the gradual implementation of the RTI. A five-year term payment plan is established for the penalties owed to customers, whereas those owed to the ENRE are waived. The debt with CAMMESA (for energy and loans for consumption), including interest, is paid in 4 years. Probability of occurrence assigned 20%.

b) Scenario called Intermediate scenario: in this case, the Company assumes reasonable electricity rate increases as from 2017 as a result of the gradual implementation of the RTI. A five-year term payment plan is established for the penalties owed to customers, whereas those owed to the ENRE are waived. The debt with CAMMESA (for energy and loans for consumption), including interest, is paid in 10 years with funds deriving from a specific charge included in electricity bills. Probability of occurrence assigned 65%.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

c) Scenario called Optimistic scenario: in this case, the Company assumes increases in its remuneration, in addition to the ones recognized in the Intermediate scenario, as from 2017 as a result of the gradual implementation of the RTI. A five-year term payment plan is established for the penalties owed to customers, whereas those owed to the ENRE are waived. The debt with CAMMESA (for energy and loans for consumption) is waived as part of the Concession Agreement renegotiation process. Probability of occurrence assigned 15%.

The Company has assigned to these three scenarios the previously described percentages of probability of occurrence based mainly on experience and considering the present economic and financial situation, the status quo of the conversations that are being held with the Federal Government and the need to maintain the public service, object of the concession, in operation.

In all the scenarios a discount rate (WACC) in pesos has been used for each year of the projection. For the first 5 years, the average of these rates is 31%.

Sensitivity analysis:

The main factors that could result in impairment charges in future periods are: i) a distortion in the nature, opportunity and modality of the electricity rate increases and recognition of cost adjustments, ii) the development of the costs to be incurred, and iii) the investment needs in accordance with the service quality levels required by the regulatory authority in the RTI, among other factors. These factors have been taken into account in the aforementioned weight of scenarios. Due to the inherent uncertainty involved in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them considered individually could lead to distorting conclusions.

d.       Current and deferred income tax

A degree of judgment is required to determine the income tax provision inasmuch as the Company Management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on both the income tax and the deferred tax provisions in the period in which such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, the Company Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

e.        Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year together with the adjustments for past service costs and actuarial losses. Cash flows are discounted using a rate that contemplates actuarial assumptions about demographic and financial conditions that affect the determination of benefit plans. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

f.         ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events, which are valued on the basis of management best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on the Company’s estimate of the outcome of the RTI process described in Note 2.

g.        Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings may not be accurately estimated. The Company Management, with the assistance of its legal advisors (attorneys), periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure.  If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made with the help of legal advisors. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a significant effect on the statements of financial position, comprehensive income, changes in equity and cash flows.

7.                   Interest in joint venture

		Equity attributable to the owners
Percentage interest held in capital stock and votes		12.31.15	12.31.14
SACME	50.00%	433	432

8.                  Contingencies and lawsuits

The Company has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its legal advisors, the Company Management estimates that the outcome of the current contingencies and lawsuits will not exceed the amounts of the recorded provisions nor will be significant with respect to the Company’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against the Company related to legal actions for individual non-significant amounts for which a provision, which as of December 31, 2015  amounts to $ 330.1 million, has been recorded.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The most significant legal actions in which the Company is a party involved are detailed below:

a.       Legal action brought by Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria

Purpose:

a) That all the last resolutions concerning electricity rates issued by the ENRE and the SE be declared null and unconstitutional, and, in consequence whereof, that the amounts billed by virtue of these resolutions be refunded.

b) That all the defendants be under the obligation to carry out the RTI.

c) That the resolutions issued by the SE that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.

d) That the defendants be ordered to carry out the sale process, through an international public bidding, of the class "A" shares, due to the fact that the Management Period of the Concession Agreement is considered over.

e) That the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional.

f) That the resolutions that extend the management periods stipulated in the Concession Agreement be declared null and unconstitutional.

g) Subsidiarily, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

Amount: undetermined

Procedural stage of the proceedings: The Company answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The Court hearing the case sustained the request and CAMMESA answered the service of notice in due time and proper manner. The Federal Government has answered the complaint filed against it within the term granted for such purpose, filing a motion to dismiss for lack of standing to be sued. At present no resolution has been issued modifying the procedural stage of the proceedings; however, the records have been made available to the Prosecutor, and after they were returned the defendant submitted the report required by section 4, sub-section 1 of Law No. 26,854

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will not be terminated in 2016.

b.      Legal action brought by Consumidores Financieros Asociación civil para su defensa

Purpose:

1) Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (FNEE) on which no VAT had been paid by the defendants when CAMMESA (the company in charge of the regulation and operation of the MEM) invoiced them the electricity purchased for distribution purposes.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

2) Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

3) Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

Amount: undetermined

Procedural stage of the proceedings: On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing, requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. Notice of this was served upon the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which Edenor S.A. filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by Edenor S.A. and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which is currently taking place.

Conclusion: no provision has been recorded for these claims in these financial statements as the Company believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that the proceedings will not be terminated in 2016

c.                   Legal action brought by the Company (“Edenor S.A. vs ENRE Resolution No. 32/11”)

Purpose: The judicial annulment of ENRE Resolution that established the following:

- That the Company be fined in the amount of $ 750,000 due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

- That the Company be fined in the amount of $ 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and ENRE Resolution No. 905/1999.

- That Company customers be paid as compensation for the power cuts suffered the following amounts: $ 180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, $ 350 to those who suffered power cuts that lasted more than 24 continuous hours, and $ 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

Amount:  $ 22.4 million.

Procedural stage of the proceedings: On July 8, 2011, the Company requested that notice of the substance of the case be served upon the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, the Company filed an appeal to the Supreme Court concerning the provisional relief sought and not granted. On April 24, 2013, the Company was notified of Division I’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor S.A. was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal to the Supreme Court. Additionally, on May 13, 2013, an extraordinary appeal was also filed to the same Court. On November 7, 2014, it was notified to the Company that Division I had rejected the ordinary appeal but partially granted the extraordinary appeal, considering for the granting thereof the federal nature of the regulations being challenged and rejecting it in relation to the arbitrariness raised by Edenor S.A. Therefore, and within the procedural term granted for such purpose, the Company filed an appeal requesting that the extraordinary appeal dismissed be sustained. As of the date of this report, no decision has yet been issued on this regard.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

Conclusion: As of the closing date of the year ended December 31, 2014, the provision recorded by the Company for principal and interest accrued amounts to $ 34.9 million. It is estimated that this legal action may be terminated in 2016.

d.                  Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

Purpose: that the Company be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from users of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the value added tax (VAT) and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

Amount: undetermined

Procedural stage of the proceedings: On November 11, 2011, the Company answered the complaint and filed a motion to dismiss for both lack of standing to sue and the fact that the claims at issue were being litigated in another lawsuit, currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. At the date of issuance of these financial statements, the Court has received the requested file. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit, and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur and other defendants, for breach of contract”. Apart from the fact that the proceedings have been received in the court that currently hears the case, which continues in process, no significant events have occurred.

Conclusion: It is estimated that this action will not be terminated in 2016.

e.                   Legal action brought by the Company (“Edenor S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE WITHOUT LIABILITY FOR COURT FEES OR COSTS”)

On June 28, 2013, the Company instituted these proceedings for the recognizance of a claim and the related leave to proceed without liability for court fees or costs, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” entered into with Edenor in 2006, and for damages caused as a result of such breach.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

Procedural stage of the proceedings: On November 22, 2013, the Company amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time and in proper manner.  Subsequently, Edenor S.A. reported as new event, under the terms of Section 365 of the Federal Code of Civil and Commercial Procedure, the issuance by the SE of Resolution 32/15. After notice was served, the court rejected the treatment thereof as an “event”, holding the Company liable for costs. The Company filed an appeal, which was admitted “with a postponed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On October 16, 2015, the Attorney General’s Office requested to borrow the records for a term of 20 days, which were returned on December 1, 2015, in order to control the work done by the state’s attorneys. On December 4, 2015, the Company requested the suspension of the procedural time-limits under the terms of section 157 of the Federal Code of Civil and Commercial Procedure, in accordance with the provisions of SE Resolution 32/15, notice of which has been served upon the defendant. On February 16, 2016, the Company reiterated the request due to the revocation of SE Resolution 32/15.

The motion to litigate without liability for court fees or costs, which was filed on July 2, 2013, is at present at the discovery period.

Additionally, and in the same action, in February 2014, the Company applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide the Company with economic assistance, whether by means of a temporary rate adjustment or through government grants. After notice was served upon and answered by the Federal Government – Ministry of Federal Planning, on May 27, 2014, the court hearing the case rejected the provisional remedy sought by the Company, decision which was confirmed by Division V of the Appellate Court and notified to Edenor S.A. on December 19, 2014.

Conclusion: It is estimated that this action will not be terminated in 2016.

f.                    Administrative proceedings DJ/36/14 initiated by the Federal Administration of Public Revenue

Purpose: To accuse the Company of and have it fined for the filing of an inaccurate Minimum Presumed Income Tax return for fiscal period 2011.

Amount: $ 5,464,418.71

Status: In May, 2012, the Company filed the original minimum presumed income tax return for fiscal period 2011 with no assessed tax amount in the understanding that the payment of the tax for fiscal period 2011 when the Company’s cumulative income tax losses carry forward amounted to $ 258 million, violated recognized constitutional guarantees and reflected its lack of payment capacity in relation to the taxes levied on income, such as the Minimum Presumed Income Tax (IGMP). This situation was duly informed to the AFIP.

At the same time, in accordance with the terms of Section 322 of the Federal Code of Civil and Commercial Procedure, the Company filed a declaratory judgment action with the Federal Court against the Federal Government – Federal Administration of Public Revenue - General Tax Bureau, with the aim of obtaining a declaratory judgment as to whether or not the minimum presumed income tax related to fiscal period 2011 applied in the sense resolved by the Supreme Court in the “Hermitage” case on June 15, 2010. In this case, the Supreme Court had declared that this tax was unconstitutional as it was deemed confiscatory.

Subsequently, the Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 7 rejected the action requested by the Company, decision which was ratified by the Court of Appeals.

Faced with this situation, and in order to avoid possible attachments or prohibitions to dispose of property that could affect the normal development of its activities for the provision of the public service, the Company decided to rectify the Minimum Presumed Income Tax Return for fiscal period 2011 and adhere to the easy payment plan implemented by AFIP General Resolution 3451.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

On November 19, 2015, by means of administrative proceedings DJ/36/14 initiated by the AFIP, the Company is accused of and fined for the filing of an inaccurate Minimum Presumed Income Tax Return for fiscal period 2011.

On December 30, 2015, the Company filed a post-judgement motion for reversal with the tax authority, requesting that the administrative proceedings be revoked, the fine imposed be annulled and the respective records be filed.

As is evident from the preceding paragraphs, it was not the Company’s intention to cause any harm whatsoever to the national treasury, particularly considering that a rectifying tax return has been filed.

Conclusion: no provision has been recorded for this claim in these Financial Statements as the Company believes, based on that which has been previously mentioned, that there exist solid arguments for it to be considered unfounded.

g.                   Legal action brought by the Company (Study, Review and Inspection of Works in Public Spaces Fees “TERI”)

In December 2015, the Company filed with the City of Buenos Aires Court in Contentious and Tax-Related Matters, a petition for declaratory judgment, together with a petition for the granting of a precautionary measure, in order to obtain a favorable judgment that would put an end to the controversy, declaring the unlawfulness of the Government of the City of Buenos Aires’s claim concerning compliance by Edenor S.A. with the payment of the TERI. The precautionary measure requested, if granted, would stop the executory proceedings in process and eliminate the possibility that an attachment be levied on the Company’s assets. It must be pointed out that as of the date of the filing of the petition, the Company has received assessment and demand for payment notices from the Government of the City of Buenos Aires for a total amount of $ 28.8 million for such concept.

In the Company’s opinion, these fees are not applicable in accordance with federal regulations, the case law and the procedural status of judicial decisions. Therefore, the Management of the Company as well as its external legal advisors believe that there exist good reasons to support the Company’s position and have this tax claim rejected by a court of law. Therefore, the probability of an outflow of resources on account of such contingency has been regarded as low.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

9.                  Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, v ehicles, equipment, comm unications and adv ances t o suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.14
Cost	1 62,1 92	1 ,444,31 0	4,086,201	1 ,953,1 67	632,1 1 4	1 ,960,435	1 36,1 88	1 0,37 4,607
Accumulated depreciation	(44,821)	(536,338)	(1 ,962,7 44)	(7 7 3,1 26)	(405,096)	-	-	(3,7 22,1 25)
Net amount	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482
Additions	-	-	9,599	-	621 ,357	1 ,834,857	52,41 4	2,51 8,227
Disposals	-	-	(3,398)	(1 1 5)	-	-	-	(3,51 3)
Transfers	40,1 89	230,026	7 33,053	27 9,1 38	7 7 3	(1 ,283,1 7 9)	-	-
Depreciation for the y ear	(1 1 ,555)	(40,402)	(1 07 ,959)	(66,349)	(55,1 42)	-	-	(281 ,407 )
Net amount 12.31.15	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789
At 12.31.15
Cost	202,381	1 ,67 4,336	4,809,485	2,232,1 04	1 ,254,245	2,51 2,1 1 3	1 88,602	1 2,87 3,266
Accumulated depreciation	(56,37 6)	(57 6,7 40)	(2,054,7 33)	(839,389)	(460,239)	-	-	(3,987 ,47 7 )
Net amount	146,005	1,097,596	2,754,752	1,392,715	794,006	2,512,113	188,602	8,885,789

•            During the year ended December 31, 2015, direct costs capitalized amounted to $ 271.6 million.

•            Financial costs capitalized for the year ended December 31, 2015 amounted to $ 255.9 million.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, v ehicles, equipm ent, com m unications and adv ances to suppliers	Construction in process	Supplies and spare parts	Total
At 12.31.13
Cost	133,1 55	1,367 ,062	3,7 7 8,595	1 ,7 69,7 98	538,668	1 ,042,590	50,57 7	8,680,445
Accumulated depreciation	(37 ,052)	(501,649)	(1,87 2,408)	(7 1 3,87 8)	(366,151)	-	-	(3,491,1 38)
Net amount	96,103	865,413	1,906,187	1,055,920	172,517	1,042,590	50,577	5,189,307
Additions	-	-	-	-	1 2,666	1,603,496	85,61 1	1,7 01,7 7 3
Disposals	-	(62)	(622)	(27 3)	(2)	-	-	(959)
Transfers	29,037	81,682	31 0,1 66	183,893	80,87 3	(685,651)	-	-
Depreciation for the y ear	(7 ,7 69)	(39,061)	(92,27 4)	(59,499)	(39,036)	-	-	(237 ,639)
Net amount 12.31.14	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482
At 12.31.14
Cost	1 62,192	1 ,444,310	4,086,201	1,953,167	632,114	1 ,960,435	136,1 88	1 0,37 4,607
Accumulated depreciation	(44,821)	(536,338)	(1,962,7 44)	(7 7 3,126)	(405,096)	-	-	(3,7 22,1 25)
Net amount	117,371	907,972	2,123,457	1,180,041	227,018	1,960,435	136,188	6,652,482

•            During the year ended December 31, 2014, direct costs capitalized amounted to $ 156 million.

•            Financial costs capitalized for the year ended December 31, 2014 amounted to $ 123.9 million.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

Acquisition of real property:

On October 7, 2015, the Company Board of Directors approved the acquisition of a real property with the aim of concentrating centralized functions and reducing rental costs and the risk of future increases, for a total amount of $ 439.2 million, which, as of December 31, 2015, is fully paid.

As security for the amount paid, the Company has received a surety bond from the seller.

Disclosed in the Additions line of the Furniture, tools, vehicles, equipment, communication and advances to suppliers column.

10.               Financial instruments

10.1            Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2015
Assets
Trade receiv ables	963,005	-	-	963,005
Other receiv ables	842,7 1 6	43,21 9	347 ,7 02	1 ,233,637
Cash and cash equivalents			-
Cash and Banks	35,1 45	-	-	35,1 45
Checks to be deposited	31 9	-	-	31 9
Time deposits	-	-	-	-
Money market funds	-	93,488	-	93,488
Financial assets at fair value through profit or
loss:
Gov ernment bonds	-	37 0,1 61	-	37 0,1 61
Deriv ativ e financial instruments	-	1 97	-	1 97
Money market funds	-	1 ,21 3,840	-	1 ,21 3,840
Total	1,841,185	1,720,905	347,702	3,909,792

As of December 31, 2014
Assets
Trade receiv ables	882,949	-	-	882,949
Other receiv ables	1 1 0,21 2	38,396	350,934	499,542
Cash and cash equivalents
Cash and Banks	38,390	-	-	38,390
Checks to be deposited	301	-	-	301
Time deposits	-	4,852	-	4,852
Money market funds	-	1 35,537	-	1 35,537
Financial assets at fair value through profit or
loss:
Gov ernment bonds	-	21 ,1 50	-	21 ,1 50
Gov ernment bonds - AESEBA trust	-	-	-	-
Money market funds	-	233,297	-	233,297
Total	1,031,852	433,232	350,934	1,816,018

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial liabilities	Total
As of December 31, 2015
Liabilities
Trade and other pay ables	5,045,959	-	2,197 ,986	7 ,243,945
Borrowings	2,509,7 7 3	-	-	2,509,7 7 3
Total	7,555,732	-	2,197,986	9,753,718

As of December 31, 2014
Liabilities
Trade and other pay ables	3,7 24,97 1	-	1 ,637 ,7 08	5,362,67 9
Borrowings	1 ,632,403	-	-	1,632,403
Deriv ativ e financial instruments	-	5,895	-	5,895
Total	5,357,374	5,895	1,637,708	7,000,977

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each category of financial instruments are as follow:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2015
Interest income	96,225	-	96,225
Exchange differences	1 4,326	5,745	20,071
Bank fees and expenses	(20,11 7)	-	(20,1 17)
Changes in fair v alue of financial assets	-	350,543	350,543
Adjustment to present v alue	3,984	1 ,403	5,387
Total	94,418	357,691	452,109

As of December 31, 2014
Interest income	235,534	-	235,534
Exchange differences	1 7 ,432	8,082	25,514
Bank fees and expenses	(1 5,509)	-	(15,509)
Changes in fair v alue of financial assets	-	7 1,029	7 1,029
Adjustment to present v alue	8,282	(154)	8,128
Total	245,739	78,957	324,696

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Non-financial instruments	Total
As of December 31, 2015
Interest expense	(429,899)	-	-	(429,899)
Other financial results	(22,880)	-	-	(22,880)
Exchange differences	(914,844)	-	-	(914,844)
Total	(1,367,623)	-	-	(1,367,623)

As of December 31, 2014
Interest expense	(576,504)	-	-	(576,504)
Other financial results	(20,224)	-	-	(20,224)
Exchange differences	(453,410)	-	-	(453,410)
Net gain from the repurchase of Corporate
Notes	44,388	-	-	44,388
Total	(1,005,750)	-	-	(1,005,750)

10.2           Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.15	12.31.14
Customers with no external credit rating:
Group 1 (i)	432,295	359,024
Group 2 (ii)	21 6,248	17 9,364
Group 3 (iii)	31 4,462	91 ,525
Group 4 (iv )	-	253,036
Total trade receivables	963,005	882,949

(i)	Relates to customers with debt to become due.
(ii)	Relates to customers with up to 3 months past due debt.
(iii)	Relates to customers with 3 to 12 months past due debt.
(iv)	Relates to customers with more than 12 months past due debt.

At the Statement of financial position date, the maximum exposure to credit risk is the carrying amount of these financial assets.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

11.                Other receivables

	Note	12.31.15	12.31.14
Non-current:
Minimum national income tax		7 4,056	1 68,588
Tax credits		-	2,089
Financial credit		7 2,656	7 1 ,1 92
Related parties	33.d	7 ,065	7 ,366
Total Non-current		153,777	249,235
Current:
Prepaid expenses		3,47 3	3,1 98
Credit form Income recognition on account of the	2
RTI - SE Resolution 32/1 5		650,938	-
Value added tax		248,364	1 67 ,207
Adv ances to suppliers		20,7 62	8,07 0
Adv ances to personnel		1 ,047	1 ,7 82
Security deposits		6,933	2,424
Financial credit		1 6,362	6,658
Receiv able with FOCEDE (1)		49,536	-
Receiv ables from electric activ ities		65,694	48,581
Related parties	33.d	7 ,07 6	7 53
Guarantee deposits on deriv ativ e financial
instruments		1 6,555	1 5,322
Allowance for the impairment of other
receiv ables		1 0,482	1 1 ,900
Judicial deposits		390	1 ,059
Other		(1 7 ,7 52)	(1 6,647 )
Total Current		1,079,860	250,307

(1)   As of December 31, 2015, the net position held by the Company with the FOCEDE is comprised of the following:

12.31.15
Fixed charge Res. 347 /1 2 collected from
customers and not transferred	(7 ,204)
Funds receiv ed in excess of that transferred to
FOCEDE from fixed charge Res. 347 /1 2	1 91,7 22
Outstanding receiv ables from extraordinary
Inv estment Plan	1 8,281
Prov ision for FOCEDE expenses	(153,263)
49,536

The carrying amount of the Company’s other financial receivables approximates their fair value. The other non-current receivables are measured at amortized cost, which does not differ significantly from their fair value.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The aging analysis of other receivables is as follows:

	12.31.15	12.31.14
Unexpired	49,536	-
Past due	63,281	25,980
Up to 3 months	929,022	17 ,27 0
From 3 to 6 months	1 1 ,380	1 7 7 ,238
From 6 to 9 months	5,366	6,47 6
From 9 to 1 2 months	21,27 5	23,343
More than 1 2 months	1 53,7 7 7	249,235
Total other receivables	1,233,637	499,542

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.15	12.31.14
Balance at beginning of y ear	16,647	20,412
Increase	1,105	2,845
Decrease	-	(4,77 1)
Recov ery	-	(1,839)
Balance at end of the year	17,752	16,647

At the statement of financial position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in the following currencies:

	12.31.15	12.31.14
Argentine pesos	1 ,222,444	496,7 35
US dollars	1 1,193	2,807
Total other receivables	1,233,637	499,542

12.               Trade receivables

	12.31.15	12.31.14
Current:
Sales of electricity - Billed (1)	7 09,568	641,920
Sales of electricity – Unbilled	21 6,012	207 ,653
Framework Agreement	7 3,097	7 5,81 5
National Fund of Electricity	-	3,428
Fee pay able for the expansion of the
transportation and others	20,842	1 6,851
Receiv ables in litigation	22,847	21,844

Allowance for the impairment of trade
receiv ables	(7 9,361)	(84,562)
Total Current	963,005	882,949
(1) Net of stabilization factor.

The carrying amount of the Company’s trade receivables approximates their fair value.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The aging analysis of these trade receivables is as follows:

	12.31.15	12.31.14
Past due	530,7 1 0	523,925
Up to 3 months	432,295	359,024
Total trade receivables	963,005	882,949

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.15	12.31.14
Balance at beginning of y ear	84,562	7 3,1 85
Increase	22,97 9	18,686
Decrease	(28,1 80)	(7 ,309)
Balance at end of the year	79,361	84,562

At the statement of financial position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in the following currencies:

	12.31.15	12.31.14
Argentine pesos	963,005	882,949
Total other receivables	963,005	882,949

Sensitivity analysis:

5% increase in the uncollectibility rate estimate

12.31.15
Contingencies	82,539
change	2,91 7

5% decrease in the uncollectibility rate estimate

12.31.15
Contingencies	7 6,7 06
change	(2,917)

13.               Financial assets at fair value through profit or loss

	12.31.15	12.31.14
Non-current
Gov ernment bonds	23,567	-
Total Non-current	23,567	-

	12.31.15	12.31.14
Current
Gov ernment bonds	346,594	21 ,1 50
Money market funds	1,21 3,840	233,297
Total current	1,560,434	254,447

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

14.               Inventories

	12.31.15	12.31.14
Current
Supplies and spare-parts	1 20,51 2	61 ,561
Adv ance to suppliers	1 4,355	1 2,409
Total inventories	134,867	73,970

15.                Cash and cash equivalents

	12.31.15	12.31.14
Cash and banks	35,464	38,691
Time deposits	-	4,852
Money market funds	93,488	1 35,537
Total cash and cash equivalents	128,952	179,080

16.               Share capital and additional paid-in capital

As of December 31, 2015, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Listing of the Company’s shares

The Company’s shares are listed on the Buenos Aires Stock Exchange and are part of the Merval Index.

Furthermore, on August 5, 2009 the SEC (Securities and Exchange Commission) of the United States of America authorized the Company to trade ADSs (American Depositary Shares), each representing 20 common shares of the Company. As from October 9, 2009 the Company’s ADSs are traded on the NYSE (New York Stock Exchange).

The listing of ADSs on the NYSE is part of the Company’s strategic plan to increase both its liquidity and the volume of its shares.

Acquisition of the Company’s own shares

During fiscal year 2008, the Company acquired 9,412,500 Class B treasury shares with a nominal value of 1 peso. The amount disbursed to acquire these shares totaled $ 6.13 million, which was deducted from unappropriated retained earnings of the equity attributable to the owners of the Company at that date. At the date of these financial statements, these shares are held as “treasury stock”. The Company is entitled to reissue these shares at a future date.

On November 18, 2014, the Company held the General Annual Meeting which resolved by majority of votes to extend for another 3 years the term for holding the treasury shares acquired within the framework of section 68 of Law No. 17,811 (text consolidated by Decree 677/01). All the shares issued have been fully paid-in.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

17.                Allocation of profits

Restrictions on the distribution of dividends

                    i.            In accordance with the provisions of Law No. 19,550, the General Annual Meeting held on April 29, 2014 resolved that the profit for the year ended December 31, 2013 be absorbed by the Retained Earnings account.

                  ii.            In accordance with the provisions of Law No. 25,063, passed in December 1998, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable profits at the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding, except for those dividends distributed to shareholders who are residents of countries benefiting from conventions for the avoidance of double taxation who will be subject to a lower tax rate.

                iii.            Additionally, as indicated in Note 2, and in accordance with the Adjustment Agreement entered into between Edenor S.A. and the Federal Government, there are certain restrictions on the distribution of dividends by the Company and the ENRE’s approval for any distribution is necessary.

                iv.            In accordance with the provisions of Argentine Business Organizations Law No. 19,550, not less than five percent (5%) of the net profit arising from the statement of income for the year must be allocated to the legal reserve, until it equals twenty percent (20%) of the share capital. No charge has been recorded for this concept in the year being reported.

                  v.            Recording of legal reserve for up to the amount absorbed, as resolved by the General Annual Meeting held on April 27, 2012.

                vi.            MEyM Resolution No. 7/16, issued after the closing date of the year being reported, provides that the Company shall not distribute dividends in accordance with clause 7.4 of the Adjustment Agreement.

18.               Trade payables

	12.31.15	12.31.14
Non-current
Suppliers	-	364
Customer guarantees	67 ,509	60,7 43
Customer contributions	1 05,7 57	1 1 8,298
Funding contributions - substations	51 ,7 00	51 ,7 00
Total Non-current	224,966	231,105

Current
Pay ables for purchase of electricity -
CAMMESA	2,7 1 4,263	2,257 ,059
Prov ision for unbilled electricity purchases -
CAMMESA	646,1 83	305,890
Suppliers	817 ,891	57 0,434
Customer contributions	147 ,7 7 5	1 48,07 6
Discounts to customers (Note 2.e.iii)	125,809	-
Funding contributions - substations	23,506	1 8,432
Total Current	4,475,427	3,299,891

The fair values of non-current customer contributions as of December 31, 2015 and 2014 amount to $ 127.1 million and $ 109.9 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. This fair value is classified as level 2.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The carrying amount of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

19.               Other payables

	12.31.15	12.31.14
Non-current
Loans (mutuum) with CAMMESA	1 ,099,7 60	506,7 53
ENRE penalties and discounts	1 ,004,043	1 ,032,1 93
Liability with FOTAE	1 55,7 52	1 05,641
Pay ment agreements with ENRE (Note 2.e).iv )	1 32,323	-
Total Non-current	2,391,878	1,644,587

Current
Program for the rational use of electric
power (1)	-	1 7 ,522
ENRE penalties and discounts	62,7 20	7 0,589
Liability with FOCEDE (2)	-	85,386
Related parties (Note 33.c)	3,447	2,7 06
Adv ances for works to be performed	31 ,462	1 0,650
Pay ment agreements with ENRE (Note 2.e).iv )	54,006	-
Other	39	243
Total Current	151,674	187,096

(1)      As of December 31, 2014, the net position held by the Company with the FOCEDE is comprised of the following:

12.31.14
Fixed charge Resolution 347/1 2 charged to
customers and not transferred	6,105
Funds received in excess of the amount
transferred to the FOCEDE for fixed charge
Resolution 347/1 2	74,713
Receivable from funds pending collection for
Extraordinary Investment Plan	(93,133)
Provision for FOCEDE expenses	97,701
85,386

The carrying amount of the Company’s other financial payables approximates their fair value.

20.              Deferred revenue

	12.31.15	12.31.14
Non-current
Nonrefundable customer contributions	1 53,81 6	1 09,089
Total Non-current	153,816	109,089

	12.31.15	12.31.14
Current
Nonrefundable customer contributions	7 64	7 64
Total Current	764	764

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

21.               Borrowings

	12.31.15	12.31.14
Non-current
Corporate notes (1)	2,341 ,098	1 ,598,442
Related parties (Note 33.e)	1 1 9,87 7	-
Total non-current	2,460,975	1,598,442

Current
Interest	46,688	33,961
Related parties (Note 33.e)	2,1 1 0	-
Total current	48,798	33,961

(1)    Net of debt repurchase and issuance expenses.

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	12.31.15	12.31.14
Fixed rate
Less than 1 y ear	48,7 98	33,961
From 2 to 4 y ears	1 92,47 0	1 26,21 3
More than 4 y ears	2,268,505	1,47 2,229
	2,509,773	1,632,403

As of December 31, 2015 and 2014, the fair values of the Company’s non-current borrowings (Corporate Notes) amount approximately to $ 2.3 billion and $ 1.1 billion, respectively. Such values were calculated on the basis of the estimated market price of the Company’s corporate notes at the end of each year. This fair value is classified as level 1.

On February 2, 2016, the Company has repurchased at market prices the “class 9, fixed rate par Corporate Notes” due 2022 for a nominal value of USD 0.3 million.

The Company’s borrowings are denominated in the following currencies:

	12.31.15	12.31.14
Argentine pesos	-	-
US dollars	2,509,7 7 3	1,632,403
	2,509,773	1,632,403

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The roll forward of the Company’s borrowings during the year was as follows:

Balance at 12.31.2012	1,350,532
Principal repaid	(424)
Interest paid	(1 55,251 )
Repurchase of Corporate Notes	(91 ,638)
Gain from the repurchase of Corporate Notes	(52,848)
Exchange difference and interest accrued	490,81 4
Cost capitalized	91 ,21 8
Balance at 12.31.2013	1,632,403
Interest paid	(1 7 2,923)
Exchange difference and interest accrued	961 ,51 9
Costs capitalized	88,7 7 4
Balance at 12.31.2014	2,509,773

THE COMPANY’S BORROWINGS

   Corporate notes programs

The Company is included in a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

					Million of USD		Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01.01.15	Debt repurchase	Debt structure at 12.31.15	At 12.31.15
Fixed Rate Par Note	7	1 0.5	201 7	1 4.7 6	-	1 4.7 6	1 92.47
Fixed Rate Par Note (1)	9	9.7 5	2022	1 7 2.1 7	-	1 7 2.1 7	2,268.51
Total				186.93	-	186.93	2,460.98

					Million of USD		Million of $
Corporate Notes	Class	Rate	Year of Maturity	Debt structure at 01.01.14	Debt repurchase (2)	Debt structure at 12.31.14	At 12.31.14
Fixed Rate Par Note	7	1 0.5	201 7	1 4.7 6	-	1 4.7 6	1 26.21
Fixed Rate Par Note (1)	9	9.7 5	2022	1 86.1 2	(1 3.95)	1 7 2.1 7	1 ,47 2.23
Total				200.88	(13.95)	186.93	1,598.44

(1)      Net of issuance expenses.

(2)     Includes collection, through the trust, of proceeds from subsidiary sales and collection of financial receivables with related companies. On March 27, 2014, the repurchased Corporate Notes that the Company held in its portfolio were written off.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The main covenants are the following:

                                 i.            Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s actions with regard to, among others, the following:

- encumbrance or authorization to encumber its property or assets;

- incurrence of indebtedness, in certain specified cases;

- sale of the Company’s assets related to its main business;

- carrying out of transactions with shareholders or related companies;

- making certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

                               ii.            Suspension of Covenants:

Certain negative covenants stipulated in the terms and conditions of the Corporate Notes will be suspended or adapted if:

-The Company’s long-term debt rating is raised to Investment Grade, or

- The Company’s Level of Indebtedness calculated on the shareholders' equity is equal to or lower than 2.5.

If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again in effect.

At the date of issuance of these financial statements, the previously mentioned ratios have been complied with.

22.              Salaries and social security taxes

a.      Salaries and social security taxes payable

	12.31.15	12.31.14
Non-current
Early retirements pay able	6,324	3,1 16
Seniority -based bonus	7 3,7 1 5	59,7 42
Total non-current	80,039	62,858

Current
Salaries pay able and prov isions	639,293	543,564
Social security pay able	89,331	64,899
Early retirements pay able	4,507	2,186
Total current	733,131	610,649

b.      Salaries and social security taxes charged to profit or loss

	12.31.15	12.31.14
Salaries	1 ,7 91 ,286	1 ,414,922
Social security taxes	696,61 1	449,464

Total salaries and social security taxes	2,487,897	1,864,386

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of December 31, 2015 and 2014 amount to $ 4.5 million and $ 2.2 million (current) and $ 6.3 million and    $ 3.1 million (non-current), respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain amount of years of service. As of December 31, 2015 and 2014, the liabilities related to these obligations amount to $ 73.7 million and $ 59.7 million, respectively.

As of December 31, 2015 and 2014, the number of employees amounts to 4.696 and 4,314, respectively.

23.              Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary in accordance with the collective bargaining agreement and for employees who are not union members.

	12.31.15	12.31.14
Non-current	204,386	1 50,355
Current	28,291	1 0,566
Total Benefit plans	232,677	160,921

The detail of the benefit plan obligations as of December 31, 2015 and 2014 is as follows:

	12.31.15	12.31.14
Benefit pay ment obligations at beginning of	1 60,921	1 02,691
y ear
Current serv ice cost	29,241	8,080
Interest cost	60,01 3	43,345
Actuarial losses	3,67 8	17 ,823
Benefits paid to participating employ ees	(21 ,1 7 6)	(1 1,01 8)
Benefit payment obligations at year end	232,677	160,921

As of December 31, 2015 and 2014, the Company does not have any assets related to post-retirement benefit plans.

The detail of the charge recognized in the statement of comprehensive income is as follows:

	12.31.15	12.31.14
Cost	29,241	8,080
Interest	60,01 3	43,345
Actuarial results - Other comprehensiv e loss	3,67 8	17 ,823
	92,932	69,248

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The main actuarial assumptions used by the Company were the following:

	12.31.15	12.31.14
Discount rate	6%	6%
Salary increase	2%	2%
Inflation	32%	32%

The annual 6% real discount rate is reasonable considering the market rates for Argentine government bonds as of December 31, 2010. The IRR of Argentine government bonds has been significantly influenced, since mid-2011, by the global macroeconomic context, and the probability of default thereon is expected to be higher than the credit risk of large corporations. Subsequently, the rates increased due to a significant increase of the risk of default, unrelated to the risk of well-established firms whose risk of default on their obligations has not changed in such proportion.

Sensitivity analysis:

Sensitivity analysis:

12.31.2015
Discount Rate: 5%
Obligation	251,67 1
Variation	1 8,994
8.1 6%

Discount Rate: 7%
Obligation	216,358
Variation	(16,31 9)
(7 .01%)

Salary Increase : 1%
Obligation	21 7 ,340
Variation	(15,337)
(6.59%)

Salary Increase: 3%
Obligation	250,224
Variation	1 7 ,547
7 .54%

The expected payments of benefits are as follow:

	Less than 1	From 1 to 2	From 2 to 3	From 3 to 4	More than 4
	year	years	years	years	years
At December 31, 2015
Benefit payment obligations	28,291	1 0,824	16,533	16,446	119,878

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company active personnel.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

In order to determine the mortality of the Company active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated separately inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefit plans have been determined contemplating all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2015.

These benefits do not apply to key management personnel.

24.              Income tax and tax on minimum presumed income / Deferred tax

The analysis of deferred tax assets and liabilities is as follows:

	12.31.14	Charged to profit and loss	Charged to other comprenhensive income	12.31.15
Deferred tax assets
Tax loss carry forward	-	-	-	-
Inv entories	1 97	11 2	-	309
Deriv ativ e financial instruments	2,063	(2,063)	-	-
Trade receiv ables and other receiv ables	26,851	1 5,961	-	42,812
Trade pay ables and other pay ables	347 ,324	(1 3,982)	-	333,342
Salaries and social security taxes
pay able	20,935	(2,01 2)	-	18,923
Benefit plans	56,323	23,827	1 ,287	81,437
Tax liabilities	13,893	57 2	-	1 4,465
Prov isions	47 ,657	67 ,865	-	1 1 5,522
Deferred tax asset	515,243	90,280	1,287	606,810
Deferred tax liabilities:
Property , plant and equipment	(41 7 ,006)	(88,522)	-	(505,528)
Trade receiv ables and other receiv ables	-	(1 ,482)	-	(1 ,482)
Trade pay ables and other pay ables	-	(403)	-	(403)
Financial assets at fair v alue through
profit or loss	-	(39,608)	-	(39,608)
Borrowings	(11 ,07 0)	1 ,329	-	(9,7 41 )
Deferred tax liability	(428,076)	(128,686)	-	(556,762)
Net deferred tax (liabilities) assets	87,167	(38,406)	1,287	50,048

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

	12.31.13	Charged to profit and loss	Charged to other comprenhensive income	12.31.14
Deferred tax assets
Tax loss carry forward	-	-	-	-
Intangible assets	-	-	-	-
Inv entories	92	1 05	-	197
Deriv ativ e financial instruments	-	2,063	-	2,063
Trade receiv ables and other receiv ables	26,244	607	-	26,851
Trade pay ables and other pay ables	223,966	1 23,358	-	347 ,324
Salaries and social security taxes
pay able	4,31 8	1 6,617	-	20,935
Benefit plans	35,942	1 4,143	6,238	56,323
Tax liabilities	15,7 25	(1 ,832)	-	13,893
Prov isions	32,826	1 4,831	-	47 ,657
Tax loss carry forward	-	-	-	-
Deferred tax asset	339,113	169,892	6,238	515,243
Deferred tax liabilities:
Property , plant and equipment	(398,953)	(1 8,053)	-	(41 7 ,006)
Financial assets at fair v alue through
profit or loss	(1,231)	1,231	-	-
Borrowings	(1 2,356)	1,286	-	(1 1 ,07 0)
Deferred tax liability	(412,540)	(15,536)	-	(428,076)
Net deferred tax (liabilities) assets	(73,427)	154,356	6,238	87,167

	12.31.15	12.31.14
Deferred tax assets:
To be recov er in less than 1 2 moths	31 1,207	91,07 9
To be recov er in more than 1 2 moths	295,602	424,1 64
Deferred tax asset	606,809	515,243

Deferred tax liabilities:
To be recov er in less than 1 2 moths	(135,87 9)	(22,004)
To be recov er in more than 1 2 moths	(420,882)	(406,07 2)
Deferred tax liability	(556,761)	(428,076)
Net deferred tax assets (liabilities)	50,048	87,167

The income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; (ii) the effect of applying the deferred tax method which recognizes the effect of the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

	12.31.15	12.31.14
Deferred tax	(38,406)	154,356
Current tax	(1 45,324)	-
Income tax expense	(183,730)	154,356

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

	12.31.15	12.31.14
Profit (Loss) before taxes	1,326,17 3	(934,07 2)
Applicable tax rate	35%	35%
(Loss) Gain Profit at the tax rate	(464,161)	326,925
Gain from interest in joint v entures	-	2
Non-taxable income / Non-deductible loss	44,595	-
Difference between prov ision and tax return	(42,332)	1 0,521
Other	-	(25)
Subtotal	(461,898)	337,423
Unrecognized net deferred tax
assets/liabilities	282,399	(1 83,067 )
Expiration of tax loss-carry forwards	(4,231)	-
Income tax expense	(183,730)	154,356

25.               Tax liabilities

	12.31.15	12.31.14
Non-current
Tax regularization plan	1 ,922	3,1 64
Total Non-current	1,922	3,164

Current
Income tax prov ision net (1)	1 6,332	-
Tax on minimum national income tax pay able, net	-	1 4,7 30
Prov incial, municipal and federal contributions
and taxes	7 3,805	67 ,999
Tax withholdings	32,7 50	34,625
SUSS (Social Security Sy stem) withholdings	-	1 ,485
Municipal taxes	44,983	39,87 0
Tax regularization plan	1 ,87 7	1 ,7 7 4
Total Current	169,747	160,483

(1)      As of December 31, 2015, the Company generated positive tax results, which allowed for the recognition in the period of accrued tax losses carry forward.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

The income tax liability is comprised of the following:

12.31.2015
Income tax prov ision	425,555
Tax loss carry forward	(280,231)
Income tax provision net of tax loss
carryfoward	145,324
Minimum presumed income tax credit	(66,7 1 4)
Unrestricted tax credit	(43,51 0)
Tax withholdings	(1 8,7 68)
Income tax provision net	16,332

26.              Assignments of use

•         As assignee

The features that these assignments of use have in common are that payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the assignment of use contract of the Energy Handling and Transformer Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating assignment of use contracts have cancelable terms and assignment periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

As of December 31, 2015 and 2014, future minimum payments with respect to operating assignments of use are as follow:

	12.31.15	12.31.14
201 5	-	26,123
201 6	47 ,897	19,864
201 7	1 9,464	1 5,7 40
201 8	6,321	5,698
201 9	4,31 0	4,310
2020	1 47	1 47
2021	1 47	-
Total future
minimum lease	78,286	71,883
payments

Total expenses for operating assignments of use for the years ended December 31, 2015 and 2014 are as follow:

	12.31.15	12.31.14
Total lease expenses	38,569	31,043

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

•         As assignor

The Company has entered into operating assignment of use contracts with certain cable television companies granting them the right to use the poles of the Company’s network. Most of these contracts include automatic renewal clauses.

As of December 31, 2015 and 2014, future minimum collections with respect to operating assignments of use are as follow:

	12.31.15	12.31.14
201 5	90,522	7 2,922
201 6	84,949	5,481
201 7	251	200
201 8	-	1 57
201 9	-	-
2020	-	-
2021	-	-
Total future
minimum lease	175,722	78,760
collections

Total income from operating assignments of use for the years ended December 31, 2015 and 2014 is as follows:

	12.31.15	12.31.14
Total lease income	76,417	57,463

27.               Provisions

	Non-current liabilities	Current liabilities
	Contingencies	Contingencies
At 12.31.13	83,121	10,667
Increases	34,860	40,557
Decreases	(5,886)	(27 ,1 56)
At 12.31.14	112,095	24,068
Increases	1 47 ,47 8	7 8,97 1
Decreases	-	(32,550)
At 12.31.15	259,573	70,489

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

28.              Revenue from sales

	12.31.15	12.31.14
Sales of electricity (1)	3,7 20,442	3,536,147
Right of use on poles	7 6,41 7	57 ,463
Connection charges	4,1 95	3,929
Reconnection charges	1 ,1 08	837
Total Revenue from sales	3,802,162	3,598,376

(1)   Includes revenue from the application of Resolution 347/12 for $ 535.5 million and $ 508.1 million for the years ended December 31, 2015 and 2014, respectively.

29.              Expenses by nature

The detail of expenses by nature is as follows:

Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	1,859,7 1 0	299,835	328,352	2,487,897
Pension plans	65,37 9	12,332	11,543	89,254
Communications expenses	13,7 29	58,7 35	3,422	75,886
Allowance for the impairment of trade and
other receiv ables	-	24,084	-	24,084
Supplies consumption	211,448	-	23,040	234,488
Leases and insurance	51 0	-	58,194	58,704
Security serv ice	43,7 38	839	24,060	68,637
Fees and remuneration for serv ices	463,159	329,497	213,816	1,006,472
Public relations and marketing	-	-	10,185	10,185
Adv ertising and sponsorship	-	-	5,247	5,247
Reimbursements to personnel	1 ,189	21 4	834	2,237
Depreciation of property , plants and
equipments	236,7 58	34,7 7 1	9,87 8	281,407
Directors and Superv isory Committee
members’ fees	-	-	3,652	3,652
ENRE penalties	257 ,282	24,37 1	-	281,653
Taxes and charges	-	47 ,901	1 0,047	57,948
Other	7 62	227	3,821	4,810
At 12.31.15	3,153,664	832,806	706,091	4,692,561

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2015 for $ 271.6 million.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

Description	Transm ission and distribution expenses	Selling expenses	Administ rative expenses	Total
Salaries and social security taxes	1 ,37 3,247	249,037	242,1 02	1,864,386
Pension plans	37 ,87 8	6,869	6,67 8	51,425
Communications expenses	1 3,207	39,088	2,920	55,215
Allowance for the impairment of trade and
other receiv ables	-	21 ,531	-	21,531
Supplies consumption	205,853	-	1 3,1 1 7	218,970
Leases and insurance	7 ,87 1	-	35,1 93	43,064
Security serv ice	28,87 4	201	1 5,1 22	44,197
Fees and remuneration for serv ices	7 1 4,258	262,845	1 48,1 34	1,125,237
Public relations and marketing	-	-	5,7 1 9	5,719
Adv ertising and sponsorship	-	-	2,946	2,946
Reimbursements to personnel	1 ,1 64	309	1 ,51 4	2,987
Depreciation of property , plants and
equipments	208,483	1 8,37 7	1 0,7 7 9	237,639
Directors and Superv isory Committee
members’ fees	-	-	2,947	2,947
ENRE penalties	233,855	1 8,360	-	252,215
Taxes and charges	-	41 ,1 7 0	7 ,658	48,828
Other	37 2	1 22	1 ,933	2,427
At 12.31.14	2,825,062	657,909	496,762	3,979,733

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2014 for $ 156 million.

30.              Other operating expense, net

	12.31.15	12.31.14
Other operating income
Serv ices prov ided to third parties	53,621	33,305
Commissions on municipal taxes collection	1 4,7 7 5	1 2,040
Other net income with Related Companies	6,1 88	5,020
Recov ery of allowance of trade receiv ables and
other receiv ables	-	1 ,839
Income from non-reimbursable customer
contributions	7 64	7 64
Others	4,61 3	205
Total other operating income	79,961	53,173

Other operating expense
Net expense from technical serv ices	(1 2,900)	(1 6,236)
Gratifications for serv ices	(43,1 92)	(24,985)
Cost for serv ices prov ided to third parties	(52,421)	(25,265)
Sev erance paid	(1 1 ,801 )	(8,202)
Debit and Credit Tax	(85,1 38)	(64,7 20)
Other expenses - FOCEDE	(59,563)	(97 ,7 01 )
Prov ision for contingencies	(226,449)	(7 5,41 7 )
Disposals of property , plant and equipment	(3,51 3)	(959)
Related parties (Note 33.b)	(67 9)	(1 ,230)
Other	(6,851)	(3,963)
Total other operating expense	(502,507)	(318,678)

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

31.               Net financial expense

	12.31.15	12.31.14
Financial income
Commercial interest	46,1 09	43,265
Financial interest	50,1 16	192,269
Total financial income	96,225	235,534

Financial expenses
Interest and other (1)	(233,7 69)	(1 11 ,356)
Fiscal interest	(3,652)	(5,47 7 )
Commercial interest (3)	(192,47 8)	(459,67 1)
Bank fees and expenses	(20,11 7 )	(15,509)
Total financial expenses	(450,016)	(592,013)

Other financial results
Exchange differences	(894,7 7 3)	(427 ,896)
Adjustment to present v alue of receiv ables	5,387	8,1 28
Changes in fair v alue of financial assets (2)	350,543	7 1 ,029
Net gain from the repurchase of
Corporate Notes	-	44,388
Other financial expense	(22,880)	(20,224)
Total other financial expense	(561,723)	(324,575)
Total net financial expense	(915,514)	(681,054)

(1)      Net of interest capitalized as of December 31, 2015 and 2014 for $ 255.9 million and $ 123.9 million, respectively.

(2)     Includes changes in the fair value of financial assets on cash equivalents as of December 31, 2015 and 2014 for $ 26.9 million and $ 17.6 million, respectively.

(3)     Net of the profit recorded due to the agreement with CAMMESA described in Note 2.c.IX).

32.              Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share are calculated by dividing the result attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2015 and 2014, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincide with the diluted earnings (loss) per share, inasmuch as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

	12.31.15	12.31.14
Profit (Loss) for the y ear attributable to the owners of the Company	1 ,1 42,443	(7 7 9,7 1 6)
Weighted av erage number of common shares outstanding	897 ,043	897 ,043
Basic and diluted earnings (loss) per share – in pesos	1.27	(0.87)

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

33.              Related-party transactions

•            The following transactions were carried out with related parties:

a.                    Income

	Company	Concept	12.31.15	12.31.14

CYCSA		Other income	6,1 88	5,018
PYSSA		Adv ertising on EDENOR bill	-	2
			6,188	5,020

b.             Expense

Company	Concept	12.31.15	12.31.14

EASA	Technical adv isory serv ices on financial matters	(22,7 91 )	(20,1 34)
SACME	Operation and ov ersight of the electric power transmission sy stem	(27 ,331 )	(1 9,605)
Salav erri, Dellatorre, Burgio y
Wetzler Malbran	Legal fees	(67 9)	(1 ,230)
PYSSA	Financial and granting of loan serv ices to customers	(89)	(90)
PISA	Interest Corporate Notes 2022	(2,1 1 0)	-
		(53,000)	(41,059)

c.              Key management personnel’s remuneration

	12.31.15	12.31.14
Salaries	7 0,545	54,853
	70,545	54,853

•            The balances with related parties are as follow:

d.             Receivables and payables

	12.31.15	12.31.14
Other receivables - Non current
SACME	7 ,065	7 ,366
	7,065	7,366

Other receivables - Current
CYCSA	6,406	86
SACME	662	667
PYSSA	8	-
	7,076	753

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

	12.31.15	12.31.14
Other payables
SACME	(3,447)	(2,7 06)
	(3,447)	(2,706)

e.             Borrowings

	12.31.15	12.31.14
Borrowings - Non current
PISA	(1 19,87 7 )	-
	(119,877)	-

Borrowings - Current
PISA	(2,1 1 0)	-
	(2,110)	-

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these financial statements.

•            The agreements entered into with related parties in 2015 are detailed below:

(a)   Agreement with Comunicaciones y Consumos S.A.

During 2007 and 2008, the Company and Comunicaciones y Consumos S.A. (CYCSA) entered into agreements pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Executive Order 764/2000 of the Federal Government, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network, as well as the right to use the poles and towers of overhead lines under certain conditions. Additionally, the Company has the right to use part of the optical fiber capacity. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement, which was originally ten years to commence from the date on which CYCSA’s license to render telecommunications services were approved, was subsequently extended to 20 years by virtue of an addendum to the agreement. In consideration of the use of the network, CYCSA grants the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from provision of services.

(b)   Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law 24,065 and SEE Resolution No. 61/92, and after the awarding of the distribution areas of the city and metropolitan area of Buenos Aires to Edenor S.A. and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were required to organize SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies. For such purpose, on September 18, 1992 SACME was organized by Edenor S.A. and Edesur S.A.

The purpose of this company is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the City of Buenos Aires and the Buenos Aires metropolitan area and the interconnections with the Argentine Interconnection System (SADI), to represent Distribution Companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

The share capital of SACME is divided into 12,000 common, registered non-endorsable shares, of which 6,000 class I shares are owned by Edenor S.A. and 6,000 class II shares are owned by Edesur S.A.

The operating costs borne by the Company during 2015 amounted to $ 27.3 million.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

(c)   Agreement with EASA.

The agreement stipulates the provision to the Company of technical advisory services on financial matters for a term of five years to commence as from September 19, 2015. The term of the agreement will be extended if so agreed by the parties. In consideration of these services, the Company pays EASA an annual amount of USD 2.5 million.  Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

•              The ultimate controlling company of Edenor S.A. is PESA.

34.              Trust for the Management of Electric Power Transmission Works (FOTAE)

Due to the constant increase recorded in the demand for electricity as a result of the economic recovery, the SE, through Resolution 1875 dated December 5, 2005, established that the interconnection works through an underground power cable at two hundred and twenty kilovolts (220 kV) between Costanera and Puerto Nuevo Transformer Stations with Malaver Transformer Station were necessary. These works require not only the execution of expansion works but also new layout-designs of the high-voltage subsystems of Edenor S.A. and Edesur S.A.’s networks.  In addition, it established that a fraction of the electricity rate increase granted to distribution companies by ENRE Resolution 51/07 (as mentioned in Note 2.c.I), would be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the MEM’s demand. Fund inflows and outflows related to the aforementioned expansion works are managed by the Works Trust Fund SE Resolution 1/03, which will act as the link among CAMMESA, the Contracting Distribution Companies and the companies that would have been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

The amount transferred to CAMMESA by the Company as from the commencement date of the project, through contributions in cash, supplies and services totaled $ 45.8 million.

In accordance with the agreements entered into on August 16, 2007 by and between the Company and the SE and on December 18, 2008 by and between the Company and Banco de Inversión y Comercio Exterior, in its capacity as Trustee of the Trust for the Management of Electric Power Transmission Works (FOTAE), the Company is responsible for the development of all the stages of the project, regardless of the oversight tasks to be performed by the Works Commission SE Resolution 1/03. The agreement stipulates that the Company will be in charge of the operation and the planned and reactive maintenance of the facilities comprising the expansion works, being entitled to receive as remuneration for the tasks and obligations undertaken 2% of the cost of major equipment and 3% of all the costs necessary for the carrying out of civil engineering and electromechanical assembly works related to the Malaver-Colegiales and Malaver-Costanera electrical transmission lines, the expansion of Malaver Substation and the remaining expansion works of Puerto Nuevo Substation.

The works were developed in different stages, and the Company complied with its responsibility with regard to the development of each of them, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works. The final conclusion of the works occurred in fiscal year 2014.

Furthermore, on January 15, 2015, CAMMESA not only informed the Company of the amounts disbursed by the BICE and CAMMESA for the execution of the aforementioned works, but also requested that the Company carry out the pertinent actions to comply with the provisions of Resolution 1875/05. Consequently, the Company has begun to carry out actions aimed at coordinating and reaching agreement, with the different parties involved, on the steps to be followed to have this process finalized.

As of December 31, 2015, the Company recognized as facilities in service in the Property, plant and equipment account its participation in the works for an estimated value of $ 141.8 million, including financial charges, $ 155.8 million of which have not yet been contributed, a debt which is disclosed in the Other payables account of non-current liabilities.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

35.               Merger process – EMDERSA HOLDING S.A.

On December 20, 2013, the Company Extraordinary Shareholders’ Meeting approved the merger of Emdersa Holding S.A. (as the acquired company, which will be dissolved without liquidation) with and into Edenor S.A. (as the acquiring  and surviving company), as well as all the documentation and information required for such purpose by the applicable regulations. The effective reorganization date for legal, accounting and tax purposes is retroactive to October 1, 2013.  At the date of issuance of these financial statements, the administrative approval thereof by the Inspección General de Justicia (Argentine governmental regulatory agency of corporations) is in process.

36.              Electric works arrangement - Agreement for the supply of electric power to Mitre and Sarmiento railway lines

In September 2013, the Company and the Interior and Transport Ministry entered into a supply and financial contribution arrangement pursuant to which the Federal Government will finance the necessary electric works aimed at adequately meeting the greater power requirements of the Mitre and Sarmiento railway lines.

The total cost of the works amounts to $ 114.3 million. The Federal Government will bear the costs of the so called “exclusive facilities”, which amount to $ 59.9 million, whereas the costs of the remaining works will be financed by the Federal Government and reimbursed by the Company.

The financed amount of $ 54.4 million will be reimbursed by the Company in seventy-two monthly and consecutive installments, as from the first month immediately following the date on which the Works are authorized and brought into service.

During the fiscal year being reported, the Company received disbursements for $ 9.9 million, related to installment 5. As of December 31, 2015, the Company recorded $ 57.2 million as Non-current deferred revenue and $ 51.9 million as Non-current trade payables – Customer contributions.

37.               Construction works - San Miguel and San Martín Transformer Centers

The Company carried out construction works of a 7.3 km-long electrical transmission line consisting of four 13.2 kV lines in trefoil formation to link Rotonda Substation with San Miguel Transformer Center, owned by ENARSA, necessary for the provision of electric power generation services; and a 6.2 km-long electrical transmission line consisting of a 13.2 kV line in trefoil formation to link Rotonda Substation with San Martín Transformer Center, owned by ENARSA.

The works, whose ownership was assigned to the Company, were carried out by the Company with the contributions made by ENARSA. As of December 31, 2015, the Company continues to recognize liabilities for this concept in the Deferred revenue account. The recognized amount is $ 32.1 million.

38.              Agreement for the execution of works - La Matanza District

In April 2015, the Company and La Matanza District entered into an agreement for the execution of works aimed at improving the electricity service. The amount of the agreement totals $ 103.75 million, including applicable taxes and charges.

It was agreed that after the completion of each work and upon the presentation of the respective invoices, the new facilities will be assigned free of charge in order for the Company to proceed with the start-up of the facilities and the subsequent operation and maintenance thereof

The Public Works Secretariat of the Ministry of Federal Planning, Public Investments and Services agrees to provide financial assistance to La Matanza District, on the basis of an arrangement signed between the parties, for the total amount of the agreement.

As of December 31, 2015, the Company recorded $ 16.9 million as non-current deferred revenue.

EDENOR S.A.

Notes to the Financial Statements as of December 31, 2015 and 2014  (continued)

39.              Safekeeping of documentation

On August 14, 2014, the CNV issued General Resolution No. 629 which introduced changes to its regulations concerning the safekeeping and preservation of corporate books, accounting books and commercial documentation. In this regard, it is informed that for safekeeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-          1245 Azara St. – City of Buenos Aires

-          2163 Don Pedro de Mendoza Av. – City of Buenos Aires

-          2482 Amancio Alcorta Av. – City  of Buenos Aires

-          Tucumán St. on the corner of El Zonda, Carlos Spegazzini City, Ezeiza, Province of Buenos Aires

The detail of the documentation stored outside the Company’s offices for safekeeping purposes, as well as the documentation referred to in section 5 sub-section a.3) of Caption I of Chapter V of Title II of the REGULATIONS (Technical Rule 2013, as amended) is available at the Company’s registered office.

40.              Events after the reporting period

Extraordinary bonus granted to employees

On January 18, 2016, the Company entered into two agreements, one with the Sindicato de Luz y Fuerza de Capital Federal and another one with the Asociación del Personal Superior de Empresas de Energía, pursuant to which the Company agreed to grant, on a voluntary and one-time basis, to all the employees who are subject to the collective bargaining agreements of the aforementioned union/association an extraordinary bonus of $ 5,000 to be paid in two installments of $ 2,000 and $ 3,000 on January 21 and March 21, 2016, respectively.

The payment of the aforementioned bonus was extended to all Company employees.

41.               Financial Statements translation into English language

These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between the accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, statements of comprehensive income, changes in equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

RICARDO TORRES Chairman

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

In our opinion, the accompanying statements of financial position and the related statements of comprehensive income (loss), of changes in equity and of cash flows present fairly, in all material respects, the financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter, Edenor S.A.) as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Without qualifying our opinion, we draw the attention to the situation explained in Note 1 to the financial statements in relation to the economic and financial situation of Edenor S.A.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Autonomous City of Buenos Aires, March 8, 2016.

/s/ PRICE WATERHOUSE & CO. S.R.L.

Andrés Suarez (Partner)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 23, 2016